Exhibit 99.2

2016

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

SANDSTORM
GOLD

For the **Annual General** and
Special Meeting of Shareholders
to be held on June 8th, 2016

SANDSTORM GOLD LTD.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Phone: 604-689-0234/Fax: 604-689-7317

Notice of Annual General and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Sandstorm Gold Ltd. (the “Company”) will be held in the Connaught Room at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada V6C 2Y9 on Wednesday, June 8, 2016 at the hour of 10:00 a.m. (Vancouver Time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2015 together with the report of the auditors thereon;

2.	To fix the number of Directors of the Company at six;

3.	To elect Directors of the Company for the ensuing year;

4.	To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

5.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated options under the Company’s Stock Option Plan, as more fully described in the accompanying Management Information Circular;

6.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve certain amendments to the Company’s Stock Option Plan, as more fully described in the accompanying Management Information Circular;

7.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve certain amendments to the Company’s Restricted Share Plan, including an amendment setting the number of common shares which may be reserved for issuance from treasury by the Company under its Restricted Share Plan at a maximum of 3,800,000 common shares, as more fully described in the accompanying Management Information Circular;

8.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to amend the Company’s Articles to increase the quorum at a meeting of shareholders to two persons present or represented by proxy representing not less than 25% of the issued shares of the Company, as more fully described in the accompanying Management Information Circular;

9.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to amend certain provisions of the Company’s Articles with respect to “Alterations”, “Alternate Directors” and “Notices”, as more fully described in the accompanying Management Information Circular; and

10.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular (the “Circular”) accompanying this notice. The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended December 31, 2015 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or the Company’s website at www.sandstormltd.com. This notice is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose. As described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website. This alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of April 29, 2016, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of April 29, 2016. The Company will continue to mail paper copies of the applicable Meeting Materials to those registered and beneficial shareholders who previously elected to receive paper copies. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Denver Harris at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 254, or from outside North America by calling 604-628-1178, or by email at info@sandstormLTD.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

The Board of Directors of the Company has, by resolution, fixed the close of business on April 20, 2016 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof. Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. (Vancouver Time) on June 6, 2016, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment thereof is held. Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia this 20th day of April, 2016.

BY ORDER OF THE BOARD

(Signed) Nolan Watson
Chief Executive Officer

SANDSTORM GOLD LTD.
Suite 1400, 400 Burrard Street
Vancouver, BC V6C 3A6
Tel: (604) 689-0234/Fax: (604) 689-7317

MANAGEMENT INFORMATION CIRCULAR

(as at April 20, 2016, except as otherwise indicated)

Sandstorm Gold Ltd. (the “Company”) is providing this Management Information Circular (the “Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General and Special Meeting (the “Meeting”) of the Company to be held on Wednesday, June 8, 2016 and at any adjournments. Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are, unless otherwise stated, expressed in United States Dollars (being the same currency that the Company uses in its financial statements). The Company’s common share price on the Toronto Stock Exchange is denoted in Canadian dollars and, in certain circumstances, where appropriate in this Circular, such amounts have not been converted to United States Dollars.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a shareholder of the Company (a “Shareholder”) in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shares (as hereinafter defined) represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the notice of Meeting (“Notice of Meeting”) in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares they beneficially own. In addition, under New York Stock Exchange rules, an Intermediary subject to the New York Stock Exchange rules and who has not received specific voting instructions from the Non-Registered Shareholder may not vote the Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountant. The approval of the number of Directors and the election of Directors, on the other hand, are each “non-routine” proposals. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If a Non-Registered Shareholder does not specify a choice and the Non-Registered Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf.

Notice and Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their Shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials on its website (www.sandstormltd.com). The Meeting Materials will be available on the Company’s website as of April 29, 2016, and will remain on the website for one full year thereafter.  The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com (Canada) or at www.sec.gov (United States) as of April 29, 2016.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Denver Harris at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 254, or from outside North America by calling 604-628-1178, or by e-mail at info@sandstormLTD.com. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. Those Shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of the Meeting Materials.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”), of which 137,930,795 Shares are issued and outstanding as of April 20, 2016. Persons who are Registered Shareholders at the close of business on April 20, 2016 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Role of the Compensation Committee

In May 2015, the Compensation Committee was established by the Board of Directors of the Company (the “Board”) to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The Compensation Committee will ensure that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management (collectively referred to under this heading only as, “Executive Management”) in a manner that will enhance the sustainable profitability and growth of the Company.

The members of the Compensation Committee are John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under Toronto Stock Exchange/NYSE MKT rules. The Compensation Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Compensation Committee, including experience with financial matters, human resources and management of public companies. The skills and experience of the individual members of the Compensation Committee enable the Compensation Committee to make the necessary decisions on the suitability of the Company’s compensation policies and practices.

In accordance with the Terms of Reference for the Compensation Committee, the Compensation Committee shall:

●	meet at least one per year;

●	review and recommend the compensation philosophy and guidelines for the Company, including considering the implications of the potential risks associated with the Company’s compensation policies and programs;

●	lead the annual Chief Executive Officer (“Chief Executive Officer” or “CEO”) review/evaluation process and recommend CEO compensation to the Board for approval and report the results of the process to the Board;

●	in consultation with the CEO, review the CEO’s assessment of non-CEO Executive Management and fix the compensation of each member of Executive Management for recommendation to the Board for approval;

●	in consultation with the CEO, review and make recommendations to the Board for its approval: (i) all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to Executive Management; (ii) benefit plans applicable to Executive Management; and (iii) any stock option plan, restricted share plan, performance share plan, or other similar equity-based plan and the granting/awarding of any amounts under such plans;

●	review and recommend for approval any agreements providing for the payment of benefits following a change of control or severance of Executive Management following a termination of employment; and

●	annually review the Directors’ compensation program and make any recommendations to the Board for approval.

The Compensation Committee has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so.

A copy of the Terms of Reference for the Compensation Committee may be accessed on the Company’s website at www.sandstormltd.com.

During 2015, the Compensation Committee reviewed the Company’s past and current compensation levels for executives in the context of practices in the current market and with reference to an array of companies with similar attributes which were selected by the Compensation Committee (the “2015 Comparator Group”). The Compensation Committee made recommendations to the Board after reviewing these matters, discussing various factors with management, comparing compensation to the 2015 Comparator Group, and receiving recommendations from the CEO with respect to 2016 annual base salaries and 2015 annual performance based cash incentives and long-term incentive awards for the Company’s non-CEO executive officers. In making its recommendations to the Board, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines.

Role of the CEO in 2015 with the Compensation Committee

The CEO completed an annual review and assessment of each executive’s performance. Based on his evaluation, the CEO made a recommendation to the Compensation Committee on base salaries, cash bonuses and long-term incentive plan awards for each executive, which was taken into consideration by the Compensation Committee in completing its review and ultimate recommendations to the Board.

Named Executive Officers

For the remainder of this Circular, the following five individuals included in the “Summary Compensation Table” and related tables below are referred to as the “Named Executive Officers” or “NEOs”:

●	Nolan Watson, President and CEO;
●	David Awram, Senior Executive Vice-President;
●	Erfan Kazemi, Chief Financial Officer;
●	Tom Bruington, Executive Vice-President, Project Evaluation; and
●	Adam Spencer, Senior Vice-President, Corporate Development.

Elements of Executive Compensation

Each of the Named Executive Officers receives one salary from the Company. It is the compensation philosophy of the Company to provide a market-based blend of base salaries, cash bonuses and long-term equity incentives in the form of stock options (“Stock Options”) and/or restricted share rights (“Restricted Share Rights”). The Company believes that the bonus, Stock Option and/or Restricted Share Rights components of compensation serve to further align the interests of management with the interests of the Shareholders.

For the financial year ended December 31, 2015, the Company’s executive compensation program consisted of the following elements:

●	base salary;
●	annual performance-based cash incentives;
●	medical and other benefits;
●	equity compensation consisting of Stock Options; and
●	equity compensation consisting of Restricted Share Rights.

The specific rationale and design of each of these elements are outlined in detail below:

Element of Compensation	Summary and Purpose of Element

Base Salary	Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The Compensation Committee will review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. The Compensation Committee intends to recommend annual salary adjustments by December of each year for the 12 month period from January 1 to December 31 of the following year.

Annual Performance-
Based Cash Incentives	Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance, including in relation to the Company’s acquisition and growth initiatives. In recommending annual performance based awards, the Compensation Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing. The Compensation Committee considers and reviews annual performance-based cash awards as part of its overall annual assessment of the Company and individual performance. The Compensation Committee intends to recommend awards by December of each year for the 12 month period from January 1 to December 31 of the current completed year.

Restricted Share Rights	The award of Restricted Share Rights under the Company’s Restricted Share Plan (the “Restricted Share Plan”) is a variable and discretionary component of compensation intended to reward the Company’s executive officers for accretively growing the Company and increasing the value of the Company’s Shares. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s Shareholders through the possible increase in the price of the Shares over time. Restricted Share Rights always have a minimum vesting period of three years attached.

The Compensation Committee considers and reviews awards of Restricted Share Rights as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the award of Restricted Share Rights by December of each year for the 12 month period from January 1 to December 31 of the current completed year.

Stock Options	The granting of Stock Options under the Company’s Stock Option Plan (the “Stock Option Plan”) is a variable and discretionary component of compensation intended to incentivise the Company’s executive officers to accretively grow the Company and increase the value of the Shares. Stock Option grants always have a term of five years with a minimum vesting period of three years attached.

The Compensation Committee considers and reviews the grant of Stock Options as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the grant of Stock Options by December of each year for the 12 month period from January 1 to December 31 of the current completed year.

Other Compensation
(Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

Total compensation, which is comprised of base salaries, bonuses, Stock Options and/or Restricted Share Rights awards, is set at the average compared to industry peers, typically with base salaries targeted at lower than average and variable elements (i.e. bonuses and Stock Options/Restricted Share Rights) targeted at higher than average.

The Company does not currently plan on making any significant changes to its compensation policies and practices in the next financial year.

The breakdown of each element of compensation of the CEO as a percentage of total compensation is reflected in the following pie chart for 2015:

Overview of How Compensation Program Fits with Compensation Goals

1.	Attract, Hold and Inspire Key Talent – the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

●	a competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with similar opportunities; and

●	providing an opportunity to participate in the Company’s growth through Stock Options and Restricted Share Rights.

2.	Alignment of Interest of Management with Interest of the Company’s Shareholders – the compensation package meets the goal of aligning the interests of management with the interest of the Company’s Shareholders through the following elements:

●	the award of Stock Options and Restricted Share Rights, each of which aligns both the upside potential and the downside risk of returns. If the price of the Company’s Shares increases over time, both executives and Shareholders will benefit;

●	staged vesting of both Stock Options and Restricted Share Rights (over a period of three years), each of which drives management to create long-term Shareholder value, rather than focusing on short-term increases. The vesting element also encourages executives to remain with the Company; and

●	an executive Share ownership policy which requires that management (and the independent members of the Board) own a minimum number of Shares (please refer to the “Corporate Governance Disclosure - Stock Ownership Guidelines Policy” portion of this Circular for full details).

Benchmarking

The Compensation Committee members believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly-traded mining and royalty companies of similar size, as determined by market capitalization and complexity, to the Company and that are based in North America. The following table summarizes the comparator group used for the purpose of determining 2016 annual base salaries and 2015 annual bonuses and equity-based compensation:

2015 Comparator Group

Mining Companies	Royalty Companies

MAG Silver Corp.

Lucara Diamond Corp

Imperial Metals Corp.

Seabridge Gold Inc.

Lake Shore Gold Corp.

Ivanhoe Mines Ltd.

Stornoway Diamond Corporation

Coeur Mining Inc.

Asanko Gold Inc.

Kirkland Lake Gold Inc.

Klondex Mines Ltd.

Fortuna Silver Mines Inc.

Premier Gold Mines Limited

Lundin Gold Inc.

Mandalay Resources Corp.

Altius Minerals Corp. Osisko Gold Royalties Alaris Royalty Corp. Input Capital Corp.

Base Salary

To date, in determining the base salary of a Named Executive Officer, the independent Directors, and, since May 2015, the Compensation Committee, have considered the recommendations made annually by the CEO and have reviewed the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Compensation Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his/her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions.

As previously mentioned, base salaries are reviewed at least annually, typically by December of each year for the 12 month period from January 1 to December 31 of the following year. The 2016 base salary of each of the Named Executive Officers (excepting Mr. Bruington) was based on the average of comparable positions in the 2015 Comparator Group utilized by the Company in December 2015 to establish the 2016 base salaries of its executives. Mr. Bruington’s base salary for 2016 was set at the 75th percentile of comparative data from the 2015 Comparator Group due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company.

Annual Performance-Based Cash Incentives

As discussed above, in determining the annual cash bonus of a Named Executive Officer, the Compensation Committee considers the recommendations made by the CEO in assessing the Company and each Named Executive Officer’s personal performance over the past year. The Compensation Committee assesses the following Company performance indicators:

●	The value and accretiveness of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions. This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.

●	Relative Share performance is evaluated based on the Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the applicable comparator group. The Compensation Committee believes this performance indicator aligns the interests of management to the interests of shareholders.

●	Debt and equity financing(s) successfully completed during the financial year. The Compensation Committee believes this performance indicator may be an important element in the Company’s ability to successfully attract and close streaming transactions.

●	Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.

The Compensation Committee also reviews the individual personal performance of each of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors. Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold. When applying the financial performance criteria, the Compensation Committee emphasizes factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. The general guideline weightings of each component of compensation considered by the Compensation Committee for 2015 are set out in the chart below:

Value and Accretiveness of Completed Transactions	40%
Relative Share Price Performance	30%
Debt & Equity Financings Completed	20%
General and Administrative Cost Control and other matters	10%

For 2015, the Compensation Committee observed that, although the mining industry continued to face significant challenges following several years of falling commodity prices, effective cost management and strength in the Company’s balance sheet remained key components of management’s strategy. With the Company’s available cash, credit facility and incoming cash flow, management was able to aggressively pursue transactions on behalf of the Company, with the result that 2015 was a strong building year for the Company, during which it:

●	acquired 31 streams and royalties;

●	allocated over $200 million in capital, being the most allocated in a single year in the Company’s history;

●	completed transactions with IAMGOLD Corporation and Yamana Gold Inc., such that approximately 90% of the Company’s company-wide 2019 cash flow is currently expected to be coming from majors, mid-tiers and/or debt free juniors;

●	successfully restructured its transactions with Luna Gold Corp.;

●	increased the Company’s revolving debt facility to $110 million and increased the syndicate size; and

●	raised $28.8 million in equity under a Canadian/US base shelf prospectus;

(collectively referred to in this Circular as the “2015 Corporate Achievements”).

The 2015 Corporate Achievements were accomplished as a direct result of the collective efforts and performance of the Company’s Named Executive Officers and their respective support teams.

As previously mentioned, typically annual cash bonus awards are made by December of each year for the 12 month period from January 1 to December 31 of the current completed year. In December 2015, the Compensation Committee recommended and the full Board approved the award of bonuses for individual performance to Mr. Watson ($361,250), Mr. Awram ($274,550), Mr. Kazemi ($184,238) and Mr. Spencer ($122,825), who each met or exceeded their personal objectives during 2015.

The Company’s compensation philosophy is to target variable compensation bonuses at higher than average compared to the applicable comparator group. Cash based incentives awarded by the Company for fiscal 2015 to its Named Executive Officers were at the higher end of the range for similar positions at the 2015 Comparator Group.

The Compensation Committee may exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. For 2015, the Compensation Committee recommended increasing the overall compensation packages (including the annual cash bonus awards) for each of the Named Executive Officers, due to the attainment of the 2015 Corporate Achievements and each of the NEOs having met or exceeded their personal objectives during 2015.

Restricted Share Rights

Restricted Share Rights may be awarded under the Restricted Share Plan. The Restricted Share Plan provides that Restricted Share Rights may be granted to participants (as defined in the Restricted Share Plan) as a discretionary payment in consideration of past services to the Company. The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of such persons and to secure for the Company and the Shareholders the benefits inherent in the ownership of Shares by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Company. The Restricted Share Plan has been and may be used in the future to provide Restricted Share Rights which are awarded based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. The quantum of individual Restricted Share Rights awards to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Restricted Share Rights to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Restricted Share Rights as of the date of award.

In December 2015, the Compensation Committee recommended and the full Board approved the award of Restricted Share Rights to each of the Named Executive Officers as a discretionary payment in consideration of services to the Company. All of the Restricted Share Rights awards were made for individual performance due to the attainment of the 2015 Corporate Achievements and each of the NEOs having met or exceeded their personal objectives during 2015. An aggregate of 439,000 Restricted Share Rights (representing 0.34% of the issued and outstanding Shares at December 31, 2015) were awarded to the Named Executive Officers (Mr. Watson as to 150,000, Mr. Awram as to 100,000, Mr. Kazemi as to 51,000, Mr. Bruington as to 90,000 and Mr. Spencer as to 48,000) on December 9, 2015 at a deemed value of C$3.60 per Restricted Share Right. These Restricted Share Rights all vest over a three year period, the first one-third of which vests on the first anniversary of the date of the award. None of these awards were based, wholly or in part, upon the attainment of any “financial reporting measure”. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information.

Please refer to “Restricted Share Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” and to “Approval of Amendments to Restricted Share Plan” under “PARTICULARS OF MATTERS TO BE ACTED UPON” in this Circular for additional details concerning the Restricted Share Plan.

Option-Based Awards

Stock Options may be granted pursuant to the Stock Option Plan. The Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants to have equity participation in the Company through the acquisition of Shares. The Stock Option Plan has been and may be used in the future to provide Stock Options which are granted based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of Stock Options to be granted to the Company’s executive officers, the Compensation Committee takes into account the number of Stock Options, if any, previously granted to each executive officer, and the exercise price of any outstanding Stock Options to ensure that such grants are in accordance with the policies of the Toronto Stock Exchange (“TSX”) and to closely align the interests of the executive officers with the interests of the Shareholders. The quantum of individual Stock Option grants to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive officer, which is then used to determine an actual number of Stock Options to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Stock Options as of the date of grant.

In December 2015, the Compensation Committee recommended and the Board approved the award of Stock Options to each of the Named Executive Officers. All of the Stock Option grants were made for individual performance due to the attainment of the 2015 Corporate Achievements and each of the NEOs having met or exceeded their personal objectives during 2015. An aggregate of 1,035,000 Stock Options (representing approximately 0.8% of the issued and outstanding Shares at December 31, 2015) were awarded to the Named Executive Officers (Mr. Watson as to 375,000, Mr. Awram as to 300,000, Mr. Kazemi as to 110,000, Mr. Bruington as to 150,000 and Mr. Spencer as to 100,000) on December 9, 2015 (as to an aggregate of 885,000 Stock Options at an exercise price per Share of C$3.60) and on December 22, 2015 (as to 150,000 Stock Options at an exercise price per Share of C$3.64) exercisable for a five year period. The exercise prices were the closing prices of the Company’s Shares on the TSX on the grant dates. These Stock Options all vest annually over a three year period, the first one-third of which vests on the first anniversary of the date of the grant. None of these grants were based, wholly or in part, upon the attainment of any “financial reporting measure”.

The Company’s compensation philosophy is to target variable compensation in the form of Stock Options/Restricted Share Rights at higher than average compared to the applicable comparator group. Equity compensation awarded by the Company for fiscal 2015 to its Named Executive Officers was at the higher end of the range for similar positions at the 2015 Comparator Group.

Please refer to “Stock Option Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” and to “Approval of Amendments to Stock Option Plan” under “PARTICULARS OF MATTERS TO BE ACTED UPON” in this Circular for additional details concerning the Stock Option Plan.

Compensation Risk Assessment and Governance

The Company’s Compensation Committee was formed in May 2015. Formerly, the independent Directors of the Company were responsible for reviewing the overall executive compensation program on an annual basis and considering the implications of the risks associated with the Company’s executive compensation policies, philosophy and practices. The Compensation Committee has assumed this responsibility and follows an overall compensation model which ensures that an adequate portion of overall compensation for the Named Executive Officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. Short-term incentive structures (i.e. annual performance-based cash incentives) are designed to include multiple elements so as to mitigate the risk of maximizing one component at the expense of another. Long-term components, such as the award of Restricted Share Rights or the grant of Stock Options, are all subject to three year vesting periods, thus reducing incentives on the part of executives to engage in any imprudent short-term risks. The realization of value from the long-term incentive component of the executive compensation program is entirely dependent upon long-term appreciation in Shareholder value. In addition to these structural components, the Compensation Committee also has regard to the fact that two of the Named Executive Officers are original founders of the Company and continue to retain significant personal shareholdings in the Company and therefore have a direct personal interest in the maximization of Shareholder value.

Furthermore, the Company has adopted a Clawback Policy (the “Clawback Policy”) which applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The Clawback Policy applies to any incentive-based compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy, which includes the CEO) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. In addition, the Company does not permit its executive officers or Directors to hedge any of the equity compensation granted to them and the Company has adopted a formal Anti-Hedging Policy (the “Anti-Hedging Policy”). The Company has also implemented a Stock Ownership Guidelines Policy which aligns the interests of its management and the independent Directors with the Company’s Shareholders by requiring that they each own a minimum number of Shares. The applicable guideline level of Share ownership is expected to be satisfied by March 30, 2021. Please refer to “Clawback Policy”, “Anti-Hedging Policy” and “Stock Ownership Guidelines Policy”, under “CORPORATE GOVERNANCE DISCLOSURE” in this Circular for additional details concerning these three important policies.

There are no risks that have been identified in the Company’s compensation policies or practices that would reasonably be likely to have a material adverse effect on the Company.

Other Compensation – Perquisites

During the financial year ended December 31, 2015, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Other Long-Term Incentive Plans

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

Performance Graph

The following graph compares our total Shareholder return to the capital markets for the past five years, ending December 31, 2015. It shows the change in value of C$100 invested in the Shares on December 31, 2009 compared to C$100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

(in C$)	2009	2010	2011	2012	2013	2014	2015
Sandstorm Gold Ltd. (1)	$100	$142.86	$214.29	$417.86	$163.93	$163.93	$140.71
S&P/TSX Composite Index	$100	$117.61	$107.36	$115.08	$130.03	$143.75	$131.79
S&P/TSX Global Gold Index	$100	$126.66	$109.44	$93.36	$49.08	$46.26	$41.57

(1)	The Shares became listed on the TSX on November 23, 2012. Prior to such time, the Shares were listed on the TSX Venture Exchange.

Since 2010, the Company has provided significant growth for its Shareholders, although that growth was tempered in 2013 due to sharp declines in the price of gold which resulted in capital exiting the gold sector, driving equity prices down. 2014 was another challenging year for the gold sector and the Company’s total Shareholder return performance continued to weaken in conjunction with the overall weakness in the gold equity market. However, in 2015, the Company’s stock price outperformed its mining peer group by 7% and outperformed its royalty peer group by 3%.

Despite these challenges, the Company continued to focus on operating in an efficient, cost effective manner and, due to the implementation of cost reduction initiatives, achieved a 49% decrease in its administrative expenses for 2014. Although the Company’s compensation to its Named Executive Officers initially increased over the five year period to reflect the Company’s growing business and increased complexities of its executive positions, salary levels remained fairly flat from 2012 for most of the executives and aggregate compensation to the Company’s Named Executive Officers for 2013 - 2015 was lower than that of the comparator groups for those years, reflective of the Company’s Share price performance in 2013 - 2015.

While Share price is an important factor in the Company’s target performance, the Compensation Committee recognizes that management has no ability to influence commodity prices (which have a significant impact on the Company’s Share price performance) and therefore does not place undue emphasis on Share price performance in its evaluation of NEO performance. Other factors play a more significant role in the determination of executive compensation, including the actions and decisions by management which support overall business strategy and operation of the Company’s business.

IF SHARE PRICE DECLINES, EXECUTIVE PAY DECLINES

The Company’s Share price performance does, however, have a significant impact on each of the NEO’s net realizable pay. A significant portion of NEO compensation is paid in long-term incentive plan awards (i.e. 54.5% of the CEO’s total compensation in 2015), the value of which will vary depending on the Share price performance of the Company since declines in the Company’s Share price performance since 2013 have had a direct impact on the value of Restricted Share Rights held by the Named Executive Officers and the in-the-money value of their outstanding Stock Options.

Net Realizable Pay

Realizable pay adjusts the calculation of compensation set out in the Summary Compensation Table to reflect the actual value of compensation realizable as at December 31, 2015 rather than grant-date value. The Company believes that the net realizable pay disclosure provides Shareholders with a valuable additional tool for evaluating pay for Named Executive Officers as it more closely reflects the amount that is actually realizable by a Named Executive Officer. Net realizable pay for the CEO for 2015 is $230,297 less than the reported total compensation for him as set out in the Summary Compensation Table below. The direct reason for this is the decrease/lack of increase in the Company’s Share price as of December 31, 2015, which has reduced the value of the Option Based Awards granted to the CEO during 2015 to zero.

Summary Compensation Table

The following table is presented in accordance with National Instrument Form 51-102F6 (“Statement of Executive Compensation”) and sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company, being the periods ended December 31, 2013, December 31, 2014 and December 31, 2015 in respect of each of the Named Executive Officers:

NEO Name and Principal Position	Year	Salary ($) (1)	Share- Based Awards ($) (2)	Option- Based Awards ($) (9)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans (1) (3)	Long- term Incentive Plans
Nolan Watson (4) CEO	2015 2014 2013	$213,138 $247,825 $248,213	$390,150 NIL NIL	$230,297 $537,026 NIL	$361,250 NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$1,194,835 $784,851 $248,213
Erfan Kazemi (5) CFO	2015 2014 2013	$162,563 $173,747 $126,888	$132,651 $44,199 $84,242	$67,554 $268,513 NIL	$184,238 $25,860 $28,206	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$547,006 $512,319 $239,336
David Awram (6) Senior Executive Vice-President (“SEVP”)	2015 2014 2013	$202,300 $230,316 $232,700	$260,100 NIL NIL	$184,238 $446,862 NIL	$274,550 $43,100 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$921,188 $720,278 $232,700
Tom Bruington (8) Executive Vice-President, Project Evaluation (“EVP-PE”)	2015 2014 2013	$296,225 $327,291 $319,668	$234,090 $170,482 $294,847	$92,119 $122,749 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$622,434 $620,522 $614,515
Adam Spencer (7) Sr. Vice-President, Corporate Development (“SVP-CD”)	2015 2014 2013	$158,950 $181,020 $61,354	$124,848 $110,299 NIL	$61,413 $40,257 NIL	$122,825 NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$468,036 $331,576 $61,354

(1)	Salaries and bonuses for the Named Executive Officers are paid in Canadian Dollars and converted to United States Dollars for reporting purposes in the Summary Compensation Table above: for the financial year ended December 31, 2015 at the noon exchange rate on that day as quoted by the Bank of Canada (“BofC”) of C$1.00 = US$0.7225; for the financial year ended December 31, 2014 at the noon exchange rate on that day as quoted by the BofC of C$1.00 = US$0.8620; for the financial year ended December 31, 2013 at the noon exchange rate on that day as quoted by the BofC of C$1.00 = US$0.9402.

(2)	The dollar amounts in this column for the financial years ended December 31, 2013, 2014 and 2015 represent Restricted Share Rights which were granted by the Company during the years in question. The amounts are calculated by multiplying the award date fair value of the Restricted Share Rights of C$4.48 (2013), C$2.93 (2014) and C$3.60 (2015) (being the respective closing prices of the Shares on the TSX on the award dates) by the number of Restricted Share Rights awarded and have been converted to United States Dollars for reporting purposes in the Summary Compensation Table above at the noon exchange rate as quoted by the BofC on December 31 of C$1.00 = US$0.9402 (for 2013), C$1.00 = US$0.8620 (for 2014) and C$1.00 = US$0.7225 (for 2015), respectively.

(3)	The amounts in this column were paid by the Company as annual cash bonuses in respect of the financial year noted.

(4)	Mr. Watson became a Director of the Company on September 12, 2008 and its President and CEO on September 23, 2008. Mr. Watson is an employee of the Company and he receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals & Energy Ltd. (”Sandstorm Metals”). Mr. Watson does not receive any additional compensation for his role as a Director.

(5)	Mr. Kazemi was appointed as the CFO of the Company on August 15, 2011. Mr. Kazemi is an employee of the Company and he receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals.

(6)	Mr. Awram became a Director of the Company on March 23, 2007 and its Executive Vice President on July 23, 2009. Mr. Awram is an employee of the Company and he receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals. Mr. Awram does not receive any additional compensation for his role as a Director.

(7)	Mr. Spencer became an employee of the Company on September 3, 2013 and assumed the role of Vice-President, Corporate Development of the Company. Mr. Spencer receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals.

(8)	Mr. Bruington became an employee of the Company on January 15, 2013 and assumed the role of Executive Vice-President, Project Evaluation for the Company. Mr. Bruington receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals.

(9)	The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2015 calculations: grant date share price and exercise price of C$3.60/C$3,64; expected stock price volatility 48.0%; risk free interest rate 0.48%; and expected life of options of three years. The Company chose this methodology as it is the standard for companies in Canada and has been consistently applied by the Company for valuing option-based awards granted by the Company since 2007. Canadian dollar values have been converted to United States Dollars for reporting purposes in this column at the noon exchange rate on December 31, 2015 as quoted by the BofC of C$1.00 = US$0.7225.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year (December 31, 2015), including awards granted before the most recently completed financial year, to each of the Named Executive Officers.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In The-Money Options (2) (6) ($)	Number of Shares Or Units Of Shares That Have Not Vested (3) (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (4) (6) ($)	Market or Payout Value of Vested Share Based Awards not paid out or distributed (4) (5) (6) ($)
Nolan Watson CEO	160,000 700,000 375,000	C$6.35 C$2.93 C$3.60	November 25, 2016 November 13, 2019 December 9, 2020	NIL $338,853 NIL	150,000	$390,150	$229,538
Erfan Kazemi CFO	50,000 30,000 350,000 110,000	C$6.30 C$6.35 C$2.93 C$3.60	August 25, 2016 November 25, 2016 November 13, 2019 December 9, 2020	NIL NIL $169,426 NIL	69,332	$180,332	$113,315
David Awram SEVP	160,000 582,474 300,000	C$6.35 C$2.93 C$3.60	November 25, 2016 November 13, 2019 December 9, 2020	NIL $281,961 NIL	100,000	$260,100	$229,538
Tom Bruington EVP-PE	160,000 150,000	C$2.93 C$3.64	November 13, 2019 December 22, 2020	$77,452 NIL	158,333	$411,824	$198,110
Adam Spencer SVP-CD	25,000 200,000 100,000	C$6.03 C$2.93 C$3.60	May 16, 2019 November 13, 2019 December 9, 2020	NIL $96,815 NIL	64,000	$166,464	$20,808

(1)	The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.

(2)	Calculated using the closing price of the Shares on the TSX on December 31, 2015 of C$3.60 and subtracting the exercise price of the in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

(3)	This column reflects Restricted Share Rights for which the restricted period had not yet expired as of December 31, 2015 and, as such, these Restricted Share Rights remain unvested.

(4)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2015 of C$3.60.

(5)	This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2015 where the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2015, as follows:

●	Mr. Watson elected to defer receipt of an aggregate of 29,416 Restricted Share Rights for which certain restricted periods were scheduled to expire in December 2015, until his retirement, termination, death or total disability (total Restricted Share Rights deferred until this time are 88,250).

●	Mr. Kazemi elected to defer receipt of an aggregate of 43,566 Restricted Share Rights for which certain restricted periods were scheduled to expire (on November 13, 2015 as to 5,834 and December 21, 2015 as to 37,732) until December 1, 2016 and December 21, 2016 respectively.

●	Mr. Awram elected to defer receipt of an aggregate of 88,250 Restricted Share Rights for which certain restricted periods were scheduled to expire in December 2015 until December 21, 2016.

●	Mr. Bruington elected to defer receipt of an aggregate of 76,167 Restricted Share Rights for which certain restricted periods were scheduled to expire (on November 13, 2015 as to 22,500 and December 21, 2015 as to 53,667) until November 13, 2016 and December 21, 2016 respectively.

●	Mr. Spencer elected to defer receipt of 8,000 Restricted Share Rights for which the restricted period was scheduled to expire on May 16, 2015 until May 16, 2016.

(6)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2015 as quoted by the BofC of C$1.00 = US$0.7225.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year (December 31, 2015) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) (4) ($)	Share-Based Awards - Value Vested During The Year (2) (4) ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Nolan Watson CEO	$102,836	NIL	N/A
Erfan Kazemi CFO	$51,418	NIL	N/A
David Awram SEVP	$85,570	NIL	N/A
Tom Bruington EVP-PE	$23,506	$45,511 (3)	N/A
Adam Spencer SVP-CD	$29,382	NIL	N/A

(1)	This amount is the dollar value that would have been realized if the stock options had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the stock options under the option-based award on the vesting date.

(2)	This column does not include the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2015 where the recipient irrevocably elected to postpone the expiry of the applicable restricted periods and thus deferred receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2015. Please refer to footnote (5) to the “Outstanding Share-Based Awards and Option-Based Awards” table above for details of deferral elections by Named Executive Officers during 2015.

(3)	This amount is the dollar value realized by the NEO upon vesting of Restricted Share Rights during 2015, calculated by multiplying the number of underlying Shares (17,117) received by the NEO by the closing price of the Company’s Shares on the TSX on the date of issuance of such Shares (C$3.68 on Dec. 21, 2015).

(4)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2015 as quoted by the BofC of C$1.00 = US$0.7225.

Pension Plan Benefits

The Company and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Company and its subsidiaries have no defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as set forth below, the Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.

The Company has entered into an employment agreement with each of the Named Executive Officers. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the respective executive employment agreements and the applicable terms and conditions of the Stock Option Plan and the Restricted Share Plan.

CHANGE OF CONTROL PAYOUTS NOW BASED UPON DOUBLE TRIGGER

For the purposes of this section of the Circular:

(1)	“Change of Control” means: (a) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor; (b) the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company’s assets; (c) a resolution is adopted to wind-up, dissolve or liquidate the Company; (d) a change in the composition of the Board, which occurs at a single meeting of Shareholders or upon the execution of a Shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (e) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors); and

(2)	“Event of Termination” includes: (a) the NEO’s employment with the Company is terminated by the Company without cause; (b) an adverse change by the Company in the NEO’s position, duties, responsibilities, title or office from those which were in effect immediately prior to the Change of Control, including the NEO no longer holding that office of the ultimate parent company following the Change of Control; (c) the good faith determination by the NEO that, as a result of the Change in Control or any action or event thereafter, the NEO’s status or responsibility within the Company has been diminished or that the NEO is effectively being prevented from carrying out his duties and responsibilities as they existed immediately prior to the Change of Control; (d) a decrease in the NEO’s base salary or a material decrease in the NEO’s incentive bonus, benefits, stock based compensation, vacation or other compensation; (e) a relocation of the NEO’s principal place of employment or the Company’s head office to outside the Greater Vancouver Regional District (but Toronto, in the case of Mr. Spencer); (f) the Company taking any action to deprive the NEO of any material fringe benefit not mentioned above and enjoyed by him immediately prior to the Change in Control, or the Company failing to increase or improve such material fringe benefit on a basis consistent with increases or improvements granted generally to the Company’s other senior executives; (g) any material breach by the Company of any provision of this Agreement; or (h) any action or event that would constitute a constructive dismissal of the NEO at common law.

The Named Executive Officers have “double trigger” Change of Control provisions in their applicable employment agreements, meaning that, if a Change of Control and an Event of Termination occurs within the twelve month period immediately following the Change of Control, then certain payments must be made by the Company to the affected NEO and all their equity-based compensation will fully vest.

Agreements with Nolan Watson (President and CEO), David Awram (Senior Executive VP),

Erfan Kazemi (CFO) and Adam Spencer (Senior VP, Corporate Development)

The Company has entered into employment agreements with each of Nolan Watson, David Awram, Erfan Kazemi and Adam Spencer (the “Watson Agreement, the “Awram Agreement”, the “Kazemi Agreement”, the “Spencer Agreement” or, collectively, the “Agreements” in this section, as the case may be). Each Agreement provides for a base salary (the “Base Salary”) to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement, or the Spencer Agreement by the Company without cause, the Company shall be obliged to provide the terminated executive with six (6) months written notice of termination (the “Required Notice Period”) and to pay the terminated executive an amount equal to two years of the terminated executive’s Base Salary at that time plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary immediately prior to termination. In addition, following such termination, all other benefits (i.e. health, accident and life insurance) (the “Benefits”) will continue for a period of two years from the date of termination, or, if such is not possible, the Company shall pay to the terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. Also, any equity or equity based compensation received by the terminated executive and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.

Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement or the Spencer Agreement by the Company for cause, no notice, salary, compensation, Benefits, allowances or pay in lieu of notice shall be paid or payable to the terminated executive after or as a result of such termination other than the Base Salary and Benefits to the effective date of such termination and any equity or equity based compensation previously received by the terminated executive and held by him at such time shall immediately terminate and shall no longer be exercisable effective as of the date that the terminated executive’s employment is terminated for cause.

In the event that, within the twelve month period immediately following a Change of Control, any Event of Termination occurs, without the affected executive’s written consent, which Event of Termination is not rectified by the Company within thirty days of the occurrence, the Company will be required to pay to the terminated executive a pro-rated amount equal to the terminated executive’s Base Salary for the Required Notice Period plus two times his Base Salary at that time and any bonus owing to the terminated executive immediately prior to such Change of Control or Event of Termination shall be paid plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary in effect immediately prior to the Event of Termination, plus a pro-rated bonus up to the Event of Termination which shall be based upon the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board for the terminated executive. In addition, the terminated executive’s Benefits will continue for a period of two years following the Event of Termination, or, if such is not possible, the Company shall pay to the applicable terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. All equity or equity based compensation received by the terminated executive and held by him immediately prior to such Change of Control and Event of Termination shall fully vest, if not already vested, and shall be exercisable by the terminated executive following such Change of Control and Event of Termination in accordance with their terms.

Agreement with Tom Bruington (EVP, Project Evaluation)

The Company has entered into an employment agreement with Tom Bruington (the “Bruington Agreement”). The Bruington Agreement provides the executive with a guaranteed dollar amount with respect to the value of his total annual compensation package, which is comprised of a Base Salary and a guaranteed value with respect to Restricted Share Rights to be granted annually to the executive. In the event of a Change of Control where the executive is not provided with employment under substantially the same compensation terms after such Change of Control and should the executive choose to leave after such Change of Control and change of compensation terms, the Company shall pay the executive an amount equal to two times his Base Salary at that time. All equity or equity based compensation received by the executive and held by him immediately prior to termination or election upon a change of control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

Estimated Incremental Payments on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs upon termination by the Company on a Change of Control and Event of Termination, assuming that the triggering event occurred on December 31, 2015

Name of NEO	Total Incremental Payment (1,2,3)
Nolan Watson	$812,813
David Awram	$739,929
Erfan Kazemi	$582,982
Tom Bruington	$650,178
Adam Spencer	$480,246

(1)	Salaries, bonuses and benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.7225, being the noon exchange rate for Canadian Dollars in terms of the United States dollar, as quoted by the BofC on December 31, 2015.

(2)	Amounts in this column include accrued vacation allowance as of December 31, 2015.

(3)	This represents the entitlement the NEO would have received if a Change of Control or other applicable triggering event had occurred on December 31, 2015.

The accelerated value of the aforementioned NEO’s existing Stock Options/Restricted Share Rights as of December 31, 2015 is detailed under “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” in this Circular.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2015):

Director Name	Fees Earned ($) (1)	Share-Based Awards ($) (1) (2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($) (2)
David E. De Witt	NIL	$122,247	NIL	NIL	NIL	NIL	$122,247
Andrew T. Swarthout	NIL	$122,247	NIL	NIL	NIL	NIL	$122,247
John P.A. Budreski	NIL	$122,247	NIL	NIL	NIL	NIL	$122,247
Mary L. Little	NIL	$122,247	NIL	NIL	NIL	NIL	$122,247

(1)	In 2015, the independent Directors of the Company requested that they be permitted to receive their cash based annual retainer in Restricted Share Rights. Accordingly, upon approval by the Compensation Committee and the Board, the Company awarded 47,000 Restricted Share Rights to each of the independent Directors, calculated by dividing the amount of the cash based annual retainer of C$169,200 by the closing price of the Shares on the TSX on the award date (C$3.60).

(2)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2015 as quoted by the BofC of C$1.00 = US$0.7225.

Discussion Concerning Director Compensation Table

NEW 2016 AMENDMENTS TO STOCK OPTION PLAN/RESTRICTED SHARE PLAN: CAP ON maximum ANNUAL equity value WHICH MAY BE granted TO independent DirectorS

Historically, the Board has met annually to review the adequacy and form of its Directors’ compensation. In 2015, both the Compensation Committee and the Corporate Governance & Nominating Committee were formed by the Board and those two committees, in conjunction with the full Board, determined to implement changes to each of the Stock Option Plan and Restricted Share Plan in order to conform with current corporate governance best practices. As a result, a restriction has been added to each of the Stock Option Plan and the Restricted Share Plan which caps the combined maximum equity value which may be granted by the Company to each independent Director (i.e. a “Non-Employee Director”) of the Company at $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan. Furthermore, although grants of Stock Options have traditionally been utilized by the Company since 2009 as equity-based compensation for its Directors, in 2015 it was determined by the Compensation Committee in conjunction with the full Board that, going forward and if applicable, Restricted Share Rights would be awarded to the independent Directors rather than the grant of Stock Options. Please see below in this Circular under “Particulars of Matters to be Acted Upon – Approval of Unallocated Options under Stock Option Plan and Approval of Amendments to Stock Option Plan” and “Approval of Amendments to Restricted Share Plan” for further information.

Also, the Company has implemented a Stock Ownership Guidelines Policy which aligns the interests of its independent Directors with the Company’s Shareholders by requiring that independent members of the Board own a minimum number of Shares. Each independent Director must hold Shares with a value equal to three times their annual retainer amount. The applicable guideline level of Share ownership is expected to be satisfied by each independent Director within five years of first becoming subject to the guidelines (i.e. by March 30, 2021). Please refer to “Stock Ownership Guidelines Policy” under “CORPORATE GOVERNANCE DISCLOSURE” in this Circular for additional details concerning the Stock Ownership Guidelines Policy.

Other than as discussed above, the Company has no arrangements, standard or otherwise, pursuant to which independent Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Company does, however, reimburse the independent Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Company.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2015), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers.

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) (5) ($)	Number of Shares Or Units Of Shares That Have Not Vested (3) (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested (4) (5) ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)
David E. De Witt	120,000 50,000 185,000	C$6.35 C$11.78 C$2.93	November 25, 2016 December 21, 2017 November 13, 2019	NIL NIL $89,554	47,000	$122,247	N/A
Andrew T. Swarthout	120,000 50,000 185,000	C$6.35 C$11.78 C$2.93	November 25, 2016 December 21, 2017 November 13, 2019	NIL NIL $89,554	47,000	$122,247	N/A
John P.A. Budreski	120,000 50,000 185,000	C$6.35 C$11.78 C$2.93	November 25, 2016 December 21, 2017 November 13, 2019	NIL NIL $89,554	47,000	$122,247	N/A
Mary L. Little	235,000	C$2.93	November 13, 2019	$113,758	47,000	$122,247	N/A

(1)	The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Company’s Shares trade on the TSX.

(2)	Calculated using the closing price of the Company’s Shares on the TSX on December 31, 2015 of C$3.60 and subtracting the exercise price of the in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Shares on the date of exercise.

(3)	This column reflects Restricted Share Rights for which the restricted period had not yet expired as of December 31, 2015 and, as such, these Restricted Share Rights remain unvested.

(4)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2015 of C$3.60.

(5)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2015 as quoted by the BofC of C$1.00 = US$0.7225.

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2015) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) (2) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
David E. De Witt	$27,178	NIL	N/A
Andrew T. Swarthout	$27,178	NIL	N/A
John P.A. Budreski	$27,178	NIL	N/A
Mary L. Little	$34,524	NIL	N/A

(1)	This amount is the dollar value that would have been realized if the stock options had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the stock options under the option-based award on the vesting date.

(2)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2015 as quoted by the BofC of C$1.00 = US$0.7225.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2015).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (3) (c)
Equity compensation plans approved by securityholders	6,808,107 (Stock Options) 1,396,676 (Restricted Share Rights)	C$5.45 (Stock Options) C$3.93 (Restricted Share Rights)	3,279,924 (Stock Options) 1,248,953 (Restricted Share Rights)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,808,107 (Stock Options) 1,396,676 (Restricted Share Rights)	C$5.45 (Stock Options) C$3.93 (Restricted Share Rights)	3,279,924 (Stock Options) 1,248,953 (Restricted Share Rights)

(1)	Represents, as at December 31, 2015, the number of Shares available for issuance upon exercise of outstanding Stock Options under the Company’s Stock Option Plan (which includes 416,633 Shares which are available for issuance on exercise of Stock Options which the Company assumed when it acquired 100% of Premier Royalty Inc. in October 2013 but does not include 47,475 Shares which are available for issuance on exercise of Stock Options which the Company assumed when it acquired 100% of Gold Royalties Corporation in April 2015) and the number of Shares subject to issuance upon vesting of outstanding Restricted Share Rights.

(2)	Represents the weighted-average exercise price in the case of outstanding Stock Options and the weighted-average grant date fair value in the case of outstanding Restricted Share Rights.

(3)	Represents, as at December 31, 2015, the number of Shares remaining available for future issuance under Stock Options available for grant under the Company’s Stock Option Plan and the number of Shares remaining available for future issuance under Restricted Share Rights which may be awarded under the Company’s Restricted Share Plan. Please refer to “Stock Option Plan” and “Restricted Share Plan” below for further details concerning the Company’s Stock Option Plan and its Restricted Share Plan.

Stock Option Plan

Overview

The Company last received Shareholder approval to the Stock Option Plan at the Company’s Shareholder meeting held in 2013 and the TSX approved it. It is important to note that the Board made certain housekeeping and other appropriate amendments to the Stock Option Plan in April 2016 (the “2016 Stock Option Amendments”), which 2016 Stock Option Amendments are subject to the approval of the Shareholders at this Meeting and final approval by the TSX. Please see “Particulars of Matters to be Acted Upon – Approval of Amendments to Stock Option Plan” in this Circular for additional details with respect to these important amendments to the Stock Option Plan.

Purpose and Stock Option Plan Limits

The purpose of the Stock Option Plan is to allow the Company to grant Stock Options to eligible persons (i.e. Directors, senior officers, Employees, Management Company Employees and Consultants, each as defined in the Stock Option Plan), as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such Stock Options is intended to align the interests of such persons with that of the Shareholders. Stock Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price of not less than the closing market price of the Company’s Shares on the TSX on the day that the Stock Options are granted.

The maximum number of Shares which may be issuable under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements was set at 10% of the issued and outstanding Shares on the grant date (on a non-diluted basis).

NEW 2016 AMENDMENT TO STOCK OPTION PLAN:

A reduction in the number of Shares which may be issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, from a maximum rolling 10% limit to a maximum rolling 8.5% limit of the issued and outstanding Shares on the grant date (on a non-diluted basis) and a corresponding reduction to the insider participation limits in both the Stock Option Plan and the Restricted Share Plan.

The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis); (b) which may be issuable to Insiders under the existing Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% (amended maximum) of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and (c) which may be issued to Insiders under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% (amended maximum) of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Although the Stock Option Plan contained no formal vesting requirements, but permitted the Board to specify a vesting schedule in its discretion, it has been the Board’s practice to apply a three year vesting period to all Stock Option grants, the first one-third of which vests on the first anniversary of the date of grant.

NEW 2016 AMENDMENT TO STOCK OPTION PLAN:

An amendment to the vesting provisions in the Stock Option Plan to provide that Stock Options granted under the Stock Option Plan will vest over a three year period from the grant date.

Pursuant to section 6.11 of the Stock Option Plan, Stock Options granted under the Stock Option Plan continue to be not transferable or assignable (except to permitted assigns as defined therein). Vested Stock Options will cease to be exercisable upon the earlier of the expiry date of such Stock Options and: (i) 90 days following the termination date of an optionee’s employment or retirement; and (ii) 365 days following the date of death or disability (as defined therein) of an optionee. If an optionee is terminated for cause, any outstanding Stock Options held by such optionee on the date of such termination, whether vested or not, will be cancelled as of that date.

Subject to certain limitations, the Board may, at any time and from time to time, and without Shareholder approval, amend any provisions of the Stock Option Plan, or any Stock Options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or TSX requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	to sections relating to the mechanics of exercise of Stock Options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities or other laws;

(iii)	to the definitions set out in the Stock Option Plan;

(iv)	to the change of control provisions - for greater certainty, any change made to the change of control provisions shall not allow optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the optionees would be entitled to receive for their Shares upon a change of control;

(v)	relating to the administration of the Stock Option Plan;

(vi)	to the vesting provisions of any outstanding Stock Options as contemplated by the Stock Option Plan; and

(vii)	fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or housekeeping” nature and amendments to ensure that the Stock Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an optionee may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board is not permitted to make amendments:

(i)	in order to increase the maximum number of Shares which may be issued under the Stock Option Plan or in order to increase the insider participation limits;

(ii)	which reduce the exercise price of any Stock Option after the Stock Options have been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price (except pursuant to the adjustment provisions contained within the Stock Option Plan);

(iii)	which extend the expiry date of any Stock Option beyond the original expiry date, except in the case of an extension due to a Blackout Period (as defined in the Stock Option Plan);

(iv)	which would permit a Stock Option granted under the Stock Option Plan to be transferable or assignable by any optionee other than as currently permitted under the Stock Option Plan; or

(v)	to increase the ability of the Board to amend the Stock Option Plan without Shareholder approval;

in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of the holders of Shares excluding Shares voted by insiders who are eligible persons under the Stock Option Plan.

The Stock Option Plan permits the expiry date of Stock Options granted thereunder to be the tenth trading day following the end of a self-imposed Blackout Period on trading securities of the Company in the event that such Stock Options would otherwise expire during or within five trading days of such Blackout Period.

No extension of the term of any Stock Option or acceleration of the vesting terms of any Stock Option were approved by the Board during the year ended December 31, 2015 or as of the date of this Circular. Furthermore, the Board has never re-priced any of the Stock Options which it has granted under the Stock Option Plan.

NEW 2016 AMENDMENT TO STOCK OPTION PLAN:

A prohibition on making any amendment which reduces the exercise price of a Stock Option after the Stock Options have been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price.

Further 2016 Stock Option Amendments by the Board include:

(a)    the Change of Control definition has been updated;

(b)    the vesting provisions upon a Change of Control occurring have been amended from a single trigger provision to a double trigger provision;

(c)    the Company is prohibited from engaging in a Stock Option buy-out program pursuant to which out-of-the-money Stock Options held by optionees are purchased by the Company for cash;

(d)    the Company is prohibited from providing financial assistance in the form of a loan or otherwise to optionees for the exercise of their Stock Options;

(e)    the maximum equity value which may be granted by the Company to each Non-Employee Director under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan (the “Non-Employee Director Participation Limits”); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board;

(f)     clawback provisions have been added;

(g)    stock ownership guidelines provisions have been added; and

(h)    the amendment provisions contained within former section 6.5 have been further restricted so that the Board may not, without Shareholder approval, make any amendment which increases the Non-Employee Director Participation Limits set out in section 3.2 of the Stock Option Plan.

The Company currently has 137,930,795 issued and outstanding Shares, meaning that the number of Stock Options currently available for grant under the Stock Option Plan (prior to Shareholder/TSX approval of the 2016 Stock Option Amendments), together with any Restricted Share Rights granted under the Company’s Restricted Share Plan (see below in this Circular under “Restricted Share Plan”) would be 10% of that number (on a rolling basis) or 13,793,079 Shares. As of the date of this Circular, the Company had 6,855,582 Stock Options outstanding (representing 4.97% of the Company’s current issued and outstanding, on a non-diluted basis) and the Company has set aside a maximum of 2,800,000 Shares for Restricted Share Rights under its Restricted Share Plan (of which 1,553,047 Restricted Share Rights have been awarded to date, 155,530 Shares have been issued on vesting and 2,000 were cancelled), leaving 4,137,497 Shares currently available for the future grant of Stock Options (representing 3% of the Company’s current issued and outstanding, on a non-diluted basis).

As discussed above and under the heading “Restricted Share Plan” below, as part of the Company’s current 2016 Stock Option Amendments to its Stock Option Plan and related 2016 amendments to the Restricted Share Plan (for which amendments the Company is seeking Shareholder approval at this Meeting), the Company has:

(a)	reduced the number of Shares which may be issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, from a maximum rolling 10% limit to a maximum rolling 8.5% limit of the issued and outstanding Shares on the grant date (on a non-diluted basis); and

(b)	set the number of Shares which may be reserved for issuance from treasury under the Company’s Restricted Share Plan at a maximum of 3,800,000 Shares.

Together, these amendments reflect the increased importance and weighting of Restricted Share Rights and decreased reliance on Stock Options by the Company as long-term incentives in the Company’s compensation programs. These changes will not take effect in the event that the Board’s 2016 Stock Option Amendments to the Stock Option Plan and amendments to its Restricted Share Plan are not approved by the Shareholders at the Meeting.

However, these requests, if both approved, will reduce the number of Shares available pursuant to the future grant of Stock Options under the Stock Option Plan from 4,137,497 to 1,068,535 (representing 0.8% of the Company’s current issued and outstanding, on a non-diluted basis).

A copy of the version of the Stock Option Plan approved by the Shareholders in 2013 is available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov. A copy of the full text of the recently amended Stock Option Plan (“2016 Stock Option Plan”) is attached to this Circular as Schedule “A”. The final version of the 2016 Stock Option Plan will be both SEDAR and EDGAR filed following successful approval by the Shareholders and the TSX.

Restricted Share Plan

The Company last received Shareholder approval to the Restricted Share Plan at the Company’s Shareholder meeting held in 2013 and the TSX approved it. It is important to note that the Board made certain housekeeping and other appropriate amendments to the Restricted Share Plan in April 2016 (the “2016 Restricted Share Plan Amendments”), which 2016 Restricted Share Plan Amendments are subject to the approval of the Shareholders at this Meeting and final approval by the TSX. Please see “Particulars of Matters to be Acted Upon – Approval of Amendments to Restricted Share Plan” in this Circular for additional details with respect to these important amendments to the Restricted Share Plan.

The 2016 Restricted Share Plan Amendments by the Board include:

(a)    setting the number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan at a maximum of 3,800,000 Shares;

(b)    updating of the Change of Control definition;

(c)    an amendment to the vesting provisions to provide that Restricted Share Rights granted under the Restricted Share Plan will vest over a three year period from the grant date (unless deferred in accordance with the Restricted Share Plan);

(d)    the vesting provisions upon a Change of Control occurring have been amended from a single trigger provision to a double trigger provision;

(e)    the Company is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under the Restricted Share Plan for the purpose of settlement of equity awards under the Restricted Share Plan;

(f)     the maximum equity value which may be granted by the Company to each Non-Employee Director under the Restricted Share Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year, which may only be granted in lieu of their cash based annual retainers (the “Non-Employee Director Participation Limits”); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board;

(g)    clawback provisions have been added;

(h)    stock ownership guidelines provisions have been added; and

(i)      the amendment provisions have been further restricted to include:

a.      a provision which states that no amendment may be made to the Restricted Share Plan which increases the Non-Employee Director Participation Limit as set out in section 2.06 without Shareholder approval; and

b.      a provision which states that no amendment may be made to section 5.02 as to increase the ability of the Board to amend the Restricted Share Plan without Shareholder approval, without first obtaining Shareholder approval to that amendment.

The Restricted Share Plan provides that Restricted Share Rights may be granted by the Board or a committee thereof which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person (“Participant”) under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% (amended maximum) of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and (c) which may be issued to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% (amended maximum) of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Each Restricted Share Right entitles the holder thereof to receive one fully paid Share without payment of additional consideration on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible Participant that is after the Restricted Period and before a Participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to: (a) materially increase the benefits under the Restricted Share Plan; (b) increase the maximum number of Shares issuable under the Restricted Share Plan; and (c) materially modify the requirements as to eligibility for participation in the Restricted Share Plan. All other amendments to the Restricted Share Plan may be made by the Board without obtaining Shareholder approval. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable. Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date (as defined in the Restricted Share Plan) must give the Company written notice prior to the expiration of the Restricted Period in order to effect such a change. Participants electing to change a Deferred Payment Date must give the Company written notice 30 days prior to the Deferred Payment Date. In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights held by the Participant will automatically immediately terminate, unless otherwise determined by the Committee. In the event of the retirement or termination of a Participant after a Restricted Period and, if applicable, prior to any Deferred Payment Date, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant and any dividends declared but unpaid to the Participant. In the event of death or total disability of a Participant, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

If a Participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a Participant cash equal to any cash dividends declared on the Shares at the time such dividends are ordinarily paid to holders of Shares. The Company will pay such cash dividends, if any, to those Participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

The maximum number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan, and (b) Stock Options under the Company’s current form of Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may currently not exceed 10% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time (on a non-diluted basis) (prior to Shareholder/TSX approval of the 2016 Stock Option Amendments and the 2016 Restricted Share Plan Amendments). The aggregate maximum number of Shares which may currently be reserved for issuance from treasury pursuant to the Restricted Share Plan is 2,800,000 (prior to Shareholder/TSX approval of the 2016 Restricted Share Plan Amendments), representing approximately 2% of the Company’s current issued and outstanding Shares. To the date of this Circular, an aggregate of 1,553,047 Restricted Share Rights have been awarded by the Company pursuant to which 155,530 Shares have been issued to date upon vesting of Restricted Share Rights at the end of applicable Restricted Periods and 2,000 Restricted Share Rights terminated without having vested (making them available for re-grant under the Restricted Share Plan), leaving a balance outstanding under the Restricted Share Plan of 1,395,517 Restricted Share Rights (representing approximately 1% of the Company’s current issued and outstanding Shares). This leaves a maximum of 1,248,953 Restricted Share Rights (representing approximately 0.9% of the current issued and outstanding Shares) currently available for award under the Restricted Share Plan.

The 2016 Restricted Share Plan Amendments, if approved by both the Shareholders and the TSX, will increase the number of Shares which may be reserved for issuance under the Restricted Share Plan from a maximum of 2,800,000 Shares to a maximum of 3,800,000 Shares. The new maximum of 3,800,000 Shares, if approved, will represent approximately 2.75% of the Company’s current issued and outstanding Shares (on a non-diluted basis).

A copy of the version of the Restricted Share Plan approved by the Shareholders in 2013 is available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov. A copy of the full text of the recently amended Restricted Share Plan (“2016 Restricted Share Plan”) is attached as Schedule “B” to this Circular. The final version of the 2016 Restricted Share Plan will be both SEDAR and EDGAR filed following successful approval by the Shareholders and the TSX.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

None of the Company’s Directors, nominees for Director, executive officers or employees, or former Directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2015, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of any of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular and except for the fact that certain Directors and officers are Shareholders, no informed person (as defined in National Instrument 51-102, Continuous Disclosure Obligations) of the Company or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than the election of Directors or the appointment of auditors, no (a) person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, (b) proposed nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except that the Directors and executive officers of the Company may have an interest in (i) the resolution regarding the approval of unallocated Stock Options under the Company’s Stock Option Plan; (ii) the resolution regarding the approval of the amendments to the Company’s Stock Option Plan; and (iii) the resolution regarding the approval of the amendments to the Company’s Restricted Share Plan, as such persons are eligible to participate in such plans.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

AUDIT COMMITTEE

The Audit Committee's Role and Charter

The primary function of the audit committee (the "Audit Committee") is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Oversee the audit of the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board.

The complete text of the Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated March 30, 2016, which has been filed under the Company’s profile on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and it may also be accessed on the Company’s website at www.sandstormltd.com.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)
David E. De Witt	Independent (1)	Financially literate (1)
Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 – Audit Committees ("NI 52-110") and within the meaning of the NYSE MKT listing standards.

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and CEO of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October of 2004. He has been a Director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – In addition to being a Director of the Company, Mr. Swarthout has been the Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003. He was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and of Esperanza Resources Corp. from May 2012 until August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. The Audit Committee Charter encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2015 (December 31)	$283,984	NIL	NIL	NIL
2014 (December 31)	$255,755	NIL	NIL	NIL

Corporate Governance Disclosure

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its responsibilities directly and through the Audit Committee at regularly scheduled meetings or as required. The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

As a foreign private issuer, the Company is not required to meet all the corporate governance listing standards of the NYSE MKT. However, the Company’s practices meet most of the NYSE MKT corporate governance listing standards. You can find details about how our practices differ from the NYSE MKT standards on our website (www.sandstormltd.com) and in our most recent Form 40-F and filings on www.sec.gov.

NEW CORPORATE GOVERNANCE INITIATIVES COMPLETED FOR 2016:

●   CEO/CHAIRMAN ROLES HAVE BEEN SEPARATED

●   NEW CLAWBACK POLICY

●   ROBUST ANTI-HEDGING POLICY

●   NEW STOCK OWNERSHIP GUIDELINES POLICY FOR EXECUTIVES/DIRECTORS

●   FORMAL CORPORATE GOVERNANCE & NOMINATING COMMITTEE IN PLACE

●   FORMAL COMPENSATION COMMITTEE IN PLACE

Independence of the Board

The Board has considered the relationships of each of the Directors to the Company and determined that four of the six members of the current Board, all of whom are nominees, qualify as independent Directors. The Board reviews independence in light of the requirements of the Governance Guidelines, the Governance Disclosure Rule and the NYSE MKT rules. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.

David E. De Witt, Andrew T. Swarthout, John P.A. Budreski and Mary L. Little are independent. Nolan Watson is not independent as he is the President and CEO of the Company. David Awram is not independent as he is the Senior Executive Vice-President of the Company. Kindly refer to the below independence chart:

Independence Chart

Director/Nominee	Independent	Reason, if not Independent
Nolan Watson	✘	President and CEO
David Awram	✘	Senior Executive Vice-President
David E. De Witt	✓
Andrew T. Swarthout	✓
John P.A. Budreski	✓
Mary L. Little	✓

During the year ended December 31, 2015, the independent Directors held an in camera session five times, during which sessions non-independent Directors/members of management were excused. The Board may excuse members of management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.

Separation of Chairman and CEO Roles and Related Position Descriptions

Chairman and CEO Roles

The Board appointed Mr. De Witt, an independent member of the Board, as the Lead Independent Director of the Company in January of 2013 when Mr. Watson was appointed as Chairman of the Board. In accordance with the Company’s commitment to corporate governance best practices, effective March 30, 2016, the Board separated the roles of Chairman and CEO and removed Mr. De Witt as Lead Independent Director and appointed him as Non-Executive Chairman of the Board. Mr. Watson retains the roles of President and CEO.

Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet the Company’s corporate objectives and day-to-day management of the operations of the Company. The CEO is tasked with ensuring that the Company is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring that the Company has appropriate policies and procedures in place to ensure the accuracy, completeness, integrity and appropriate disclosure of the financial statements and other financial information of the Company and, together with the CFO, he is responsible for establishing and maintaining appropriate internal controls over financial reporting, disclosure controls and procedures and, as required, processes for the certification of public disclosure documents. The CEO is the Company’s principal spokesperson to the media, investors and the public.

Role of the Non-Executive Chairman of the Board

Mr. De Witt’s primary roles are to chair all meetings of the Board and Shareholders and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agendas, ensuring that the Board works together as a cohesive team with open communication and assisting the Board, the committees of the Board, individual Directors and the Company’s senior officers in understanding and discharging their obligations under the Company’s system of corporate governance.

Role of the Board

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. The Board is responsible for the oversight and review of the development of, among other things, the following matters:

●	the strategic planning process of the Company;

●	an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;

●	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

●	annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;

●	material acquisitions and divestitures;

●	succession planning, including appointing, training and monitoring the development of senior management;

●	a communications policy for the Company to facilitate communications with investors and other interested parties;

●	a reporting system which accurately measures the Company’s performance against its business plan; and

●	the integrity of the Company’s internal control and management information systems.

The operations of the Company do not support a large Board and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are able to meet at any time without any members of management, including the non-independent Directors, being present. Further supervision is performed through the Audit Committee, Compensation Committee and the Corporate Governance & Nominating Committee.

Position Descriptions

The Board has developed a written Role Statement for Non-Executive Chairman of the Board of Directors and a Role Statement for Chief Executive Officer. The Board has not developed a position description for the Chairman of each of the Audit Committee, the Corporate Governance & Nominating Committee or the Compensation Committee. However, the Board has developed a Terms of Reference for the Corporate Governance & Nominating Committee and a Terms of Reference for the Compensation Committee. The Audit Committee has a Charter. The Chair of each committee is responsible for ensuring that his/her committee fulfills its responsibilities and duties under its respective Charter/Terms of Reference, as the case may be. Each of these terms of reference and the Audit Committee Charter may be accessed on the Company’s website at www.sandstormltd.com.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in each Director profile provided under "Election of Directors" in this Circular. The Board has determined that the simultaneous service of some of its Directors on other Boards/committees does not impair the ability of such Directors to effectively serve on the Company’s Board/committees, having regard to their qualifications, attendance record and valuable contribution as members of the Company’s Board/committees.

Orientation and Continuing Education

As the Company has only had one Director appointed to the Board since 2010 who was new to the Company, the Company does not have formal orientation and training programs in place for its new Directors and, instead, has adopted a tailored approach depending on the particular needs and focus of the Director being appointed. New Board members are provided with:

1.	information respecting the functioning of the Board, committees and copies of the Company's corporate governance policies;

2.	documents from recent Board meetings;

3.	access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;

4.	access to management and technical experts and consultants; and

5.	a summary of significant corporate and securities responsibilities.

In addition, the Company has a program where Directors and management are provided with, review and discuss, developments in corporate governance, accounting practices, financing and the resource industry in general.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible. Directors are also expected to prepare thoroughly in advance of each meeting, and to stay for the entire meeting, in order to actively participate in the Board’s deliberations and decisions. If there are unforeseen circumstances and a Director is unable to attend a meeting, he is expected to contact the Chairman, the CEO or the Corporate Secretary of the Company as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Board has adopted a Code of Business Conduct and Ethics (the “Code”) and has instructed its management and employees to abide by the Code. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. The Code was last updated by the Board on June 20, 2012. A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the SEC as an exhibit to our most recent Form 40-F and is available at www.sec.gov. The Code may also be accessed on the Company’s website at www.sandstormltd.com.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to Directors, officers and employees to assist them in recognizing and dealing with ethical issues, promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

To date, the Company has not been required to file a material change report relating to a departure from the Code by any of its Directors or executive officers.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24 hour whistleblower hotline. Once received, complaints are provided to the Audit Committee for investigation and, if necessary, appropriate corrective action.

Clawback Policy

The Company has adopted a Clawback Policy which applies in the event of a material restatement (“Restatement”) of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy, which includes the CEO) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. The Company continues to monitor regulatory developments regarding “clawbacks” both in Canada and the United States and will review such developments against its own guidelines. Kindly refer to the full text of the Clawback Policy for complete details, which may be accessed on the Company’s website at www.sandstormltd.com.

Anti-Hedging Policy

The Company has adopted a formal Anti-Hedging Policy. Unless otherwise previously approved by the Corporate Governance & Nominating Committee, no Director, officer or employee of the Company or its subsidiaries, or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Company’s debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company. Any violation of the Anti-Hedging Policy will be regarded as a serious offence. The Anti-Hedging Policy may be accessed on the Company’s website at www.sandstormltd.com.

Stock Ownership Guidelines Policy

The Company has adopted a Stock Ownership Guidelines Policy (the “Ownership Guidelines”). The Board believes that it is in the best interest of the Company and its Shareholders to align the financial interests of the Company’s executives and non-employee members of the Board with those of the Company’s Shareholders. The Ownership Guidelines are applicable to the Company’s CEO, CFO, the Company’s Senior Executive Vice-President (“SEVP”), the Company’s Senior Vice-President of Corporate Development (“SVP-CD”) and the Company’s Executive Vice-President, Project Evaluation (“EVP-PE”) (the CFO, SEVP, SVP-CD and EVP-PE being collectively referred to in the Ownership Guideline as the “Executive Officers”) and any member of the Board who is not employed by the Company (a “Non-Employee Director”) (collectively, the “Participants”). The Ownership Guidelines require that the CEO, the Executive Officers and the Non-Employee Directors of the Company own Shares which have a fair market value equal to the following multiples of the Participant’s base salary (or, in the case of a Non-Employee Director, the cash annual retainer paid to the Non-Employee Director by the Company):

CEO	5 x annual base salary
Executive Officers	3 x annual base salary
Non-Employee Directors	3 x annual retainer.

In calculating Share ownership, Participants may include any Restricted Share Rights held by them, but Stock Options may not be included. While a Participant is not in compliance with his/her ownership requirement, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Stock Options or the vesting of any Restricted Share Rights granted to the Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of Stock Options or the vesting of Restricted Share Rights, as the case may be. The applicable guideline level of Share ownership is expected to be satisfied by each Participant within five years after first becoming subject to the Ownership Guidelines (i.e. by March 30, 2021). Once the CEO’s, Executive Officer’s, or Non-Employee Director’s level of Share ownership satisfies the applicable guideline, ownership of that guideline level is expected to be maintained for as long as the Participant is subject to the Ownership Guidelines. Since the Ownership Guidelines were first implemented by the Company in March 2016, the Company will be performing its first analysis of whether each Participant meets the applicable Share ownership guidelines in January of 2017 and these results will be reported in the Company’s management information circular for its 2017 annual shareholder meeting. Kindly refer to the full text of the Ownership Guidelines for complete details, which may be accessed on the Company’s website at www.sandstormltd.com.

Current Stock Ownership Compliance Summary

Name of Executive/ Independent Director	Equity Ownership Requirement	Value of Equity Ownership at April 20, 2016	Ownership Requirement Already Met (✓)(✘)	Ownership Requirement To Be Met By March 30, 2021 (✓)
Nolan Watson	5 times (C$1,875,000) (1)	C$5,756,202	✓	-
David Awram	3 times (C$975,000) (1)	C$3,486,109	✓	-
Erfan Kazemi	3 times (C$840,000) (1)	C$567,932	✘	✓
Tom Bruington	3 times (C$1,500,000) (1)	C$1,200,998	✘	✓
Adam Spencer	3 times (C$810,000) (1)	C$355,680	✘	✓
David E. De Witt	3 times (C$507,600) (2)	C$3,456,864	✓	-
Andrew T. Swarthout	3 times (C$507,600) (2)	C$351,234	✘	✓
John P.A. Budreski	3 times C$507,600 (2)	C$232,180	✘	✓
Mary L. Little	3 times (C$507,600) (2)	C$232,180	✘	✓

(1)	Based on the value of the 2016 base salaries which have been set as follows: C$375,000 for Mr. Watson; C$325,000 for Mr. Awram; C$280,000 for Mr. Kazemi; C$500,000 for Mr. Bruington; and C$270,000 for Mr. Spencer.
(2)	Based on the value of the 2015 annual cash retainer (C$169,200) awarded to each independent Director in December 2015.
(3)	The closing price of the Shares on the TSX on April 20, 2016 was C$4.94.

Diversity Policy and Representation of Women on the Board

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has adopted a Diversity Policy which sets out the guidelines by which the Company will endeavour to increase diversity throughout the Company, including at the Board level. Management of the Company will promote a work environment that values and utilizes the contributions of women and men, equally, with a variety of backgrounds, experiences and perspectives. The Board will monitor the Company’s performance in meeting the standards outlined in the Diversity Policy, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them. The Board monitors the effectiveness of the Diversity Policy through ongoing discussions with management and review of diversity within the Company at both the Board and employee level.

In 2014, the Board identified the need for increased gender diversity on the Board and, as a direct result thereof, limited their search for an additional Board member to women candidates who had certain strengths, skills and experience which the Board believed would enrich the Board. In June 2014, this resulted in the appointment of the Company’s first woman Director, Mary L. Little. As a result of Ms. Little’s appointment, women represent approximately 16.7% of the Company’s Directors.

The Company seeks to recruit Board candidates which represent both gender diversity and global business understanding and experience. The Company does not, however, support fixed percentages or quotas for any selection criteria, as the overall composition of the Board is based on numerous factors and it is ultimately the skills, experience, character and behavioural qualities that are the most important in determining the value which an individual could bring to the Board. In addition, the Board is responsible for the approval of all executive officer appointments and works closely with management to identify the most qualified candidates. Although the Company does not currently have any women in senior executive officer positions (representing zero percent), the Company believes in the value of gender diversification on both the Board and in senior management and will review potential nominees for election as Directors and candidates for senior management positions to ensure that women candidates are being fairly considered against other candidates.

Over the past three years, the Company has focused on hiring women with significant potential, with the result that the proportion of women in the Company’s workforce is growing and is now comprised of approximately 50%. With the continued support of the Board and management, the Company expects this trend to continue in the years ahead, which will result in senior executive positions in the Company being filled by women in the future. The Company remains actively committed to pursuing and developing ongoing diversity initiatives at the Company.

Workplace Bullying and Harassment Policy Statement

The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has adopted a Workplace Bullying and Harassment Policy Statement and a set of related reporting/investigation procedures for all employees relating to this issue. This policy articulates the Company’s position of non-tolerance with respect to bullying or harassment in the workplace.

Retirement and Tenure Policies

The Company does not have a specific retirement age requirement for its Directors. Management reviews and monitors the appropriateness of each Board member’s continued service. The average age of the Company’s Directors is 54 years and is broken down as follows:

In addition, the Company has not implemented term limits for the Directors on its Board. The Company believes that it is important to have a balance between Directors who have a long history and organizational understanding of the Company with Directors who bring new perspectives and ideas to the Board. The Company values the experience and continuity provided by its longer term Directors and has not adopted a Director term policy as it believes its current assessment process in adequate to address Board needs. Of the Company’s six Directors, one was appointed in 2007, two were appointed in each of 2008 and 2009 and one was appointed in 2014.

Nomination of Directors

The Company does not have a stand-alone nomination committee. The Corporate Governance & Nominating Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates.

The Board has adopted a policy regarding majority voting for the election of Directors. This policy is described under “Election of Directors” in this Circular.

Compensation of Directors and Officers

Please refer to the comprehensive discussion contained within the “STATEMENT OF EXECUTIVE COMPENSATION – Compensation Discussion and Analysis” section of this Circular for information regarding compensation of the Company’s NEOs. Please also refer to the Summary Compensation Table located within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular for specific details.

As previously discussed in this Circular, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert. For specific details regarding compensation of the Company’s Directors, please refer to the “STATEMENT OF EXECUTIVE COMPENSATION – Director Compensation” section of this Circular.

Board Committees

The Company has three committees at present, being the Audit Committee, the Corporate Governance & Nominating Committee and the Compensation Committee. As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.

Audit Committee

The Audit Committee is comprised of three of the Company’s Directors: David E. De Witt (Chair), Andrew T. Swarthout and John P.A. Budreski, who are all independent and financially literate as required under TSX/NYSE MKT rules.

Complete details concerning the Company’s Audit Committee are set forth in this Management Information Circular under the heading “AUDIT COMMITTEE”.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee was formed in May 2015 and is comprised of four of the Company’s Directors: Mary L. Little (Chair), David E. De Witt, Andrew T. Swarthout and John P.A. Budreski, who are all independent as required under TSX/NYSE MKT rules.

The role of the Corporate Governance & Nominating Committee is to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. You can access the full text of the Corporate Governance & Nominating Committee’s terms of reference on the Company’s website at www.sandstormltd.com.

During 2015 and early 2016, the Corporate Governance & Nominating Committee:

●	reviewed and considered the Institutional Shareholder Services (“ISS”) Governance QuickScore program, which now includes the Company, and reviewed the Company’s overall QuickScore decile ranking, as well as its ranking in each of the four governance pillars and considered management’s recommendations with respect to areas where the Company’s governance policies and procedures may be modified;

●	worked with management and the Company’s Corporate Secretary to develop the recommended new corporate governance policies/procedures (including the Clawback Policy, the Anti-Hedging Policy and the Stock Ownership Guidelines Policy);

●	recommended modifications to the Company’s existing Stock Option Plan and Restricted Share Plan for consideration and approval by the Corporate Governance & Nominating Committee for recommendation to the full Board;

●	reviewed Board composition and executive roles; and

●	reviewed and considered other governance related topics.

Compensation Committee

The Compensation Committee was formed in May 2015 and is comprised of three of the Company’s Directors: John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE MKT rules.

The role of the Compensation Committee is to review, and recommend to the Board, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. The Compensation Committee also considers the implications of any potential risks associated with the Company’s compensation policies and programs. You can access the full text of the Terms of Reference for the Compensation Committee on the Company’s website at www.sandstormltd.com.

During 2015, the Compensation Committee ensured that the Company’s executive compensation plan was both motivational and competitive, while meeting the objectives of the Company’s overall compensation programs. They:

●	reviewed the Company’s compensation practices;

●	reviewed the compensation practices of a comparator group of companies;

●	reviewed the contributions made by the executive officers and management;

●	determined the target competitive positioning for the Company’s executive compensation program relative to a comparator group of companies;

●	reviewed and considered the link between pay and performance;

●	led the annual review and evaluation of the CEO’s performance and recommended the CEO’s compensation to the full Board for approval; and

●	made recommendations to the Board on incentive awards, remuneration, equity-based compensation plans and any other agreements with executives.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development. The Board conducts informal annual assessments of its effectiveness, along with the effectiveness of the individual Directors and its three committees. To assist in its review, the Board conducts informal surveys of its Directors and receives informal reports from the Company’s three committees respecting their own effectiveness. As part of the assessments, the Board or the three committees, as applicable, may review their respective charters/terms of reference and conduct reviews of applicable corporate policies.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The Board currently consists of six Directors and Shareholder approval will be sought to fix the number of Directors of the Company at six.

At the Meeting, the six persons named hereunder will be proposed for election as Directors of the Company (the “Nominees”). All of the Nominees currently serve on the Board and each has expressed his or her willingness to serve on the Board for another term.

The Board and management consider the election of each of the Nominees to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy will vote the Shares represented by such form of proxy, properly executed, FOR the election of each of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each of the Nominees below was elected at the last annual general meeting of the Shareholders held on May 22, 2015.

Majority Voting Policy

The Board has adopted a Majority Voting Policy stipulating that if the votes in favour of the election of a Director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within 90 days of the Shareholder meeting, the Board will determine whether or not to accept the Resignation and the Director will not participate in any Board deliberations on the Resignation. The Board’s decision to accept or reject the Resignation offer will promptly be disclosed to the public by news release. If a Resignation is tendered and accepted pursuant to the Majority Voting Policy, subject to any applicable corporate law restrictions, the Board may leave the vacancy unfilled or may appoint a new Director to fill the vacancy. The Company’s Majority Voting Policy does not apply in circumstances involving contested Director elections.

Director Profiles

Each of the six nominated Directors is profiled below, including his/her background and experience, areas of expertise, committee memberships, Share ownership and other public companies and board committees of which he/she is a member. Information concerning each such person is based upon information furnished by the individual Nominee.

NOLAN WATSON

Age: 36

British Columbia, Canada

Director since: September 12, 2008

Non-Independent

Areas of Expertise:

Executive Management

Finance and Capital Markets

Accounting

Mergers and Acquisitions

President, Chief Executive Officer and Director. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014 (when Sandstorm Metals was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Silver Wheaton Corp. (“Silver Wheaton”). Mr. Watson was the Corporate Controller of Silver Wheaton from 2005 to 2006. Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Institute of Chartered Accountants of British Columbia, and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.

Current Principal Occupation: President and Chief Executive Officer of the Company.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Bear Creek Mining Corporation True Gold Mining Inc. (NOTE: ceased as director/committee member of this company on April 25, 2016)	Audit Committee Audit Committee Corporate Governance and Nominating Committee
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	926,973 238,250
Total “at-risk” market value as of the date of this Circular:	C$5,756,202

DAVID AWRAM Age: 43 British Columbia, Canada Director since: March 23, 2007 Non-Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions

Senior Executive Vice President and Director. Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.

Current Principal Occupation: Senior Executive Vice-President of the Company.

Other Public Company Directorships:	Other Public Company Committee Memberships:
None	-
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	517,440 188,250
Total “at-risk” market value as of the date of this Circular:	C$3,486,109

DAVID E. DE WITT Age: 63 British Columbia, Canada Director since: April 22, 2008 Independent Areas of Expertise: Law Mining and Exploration Mergers and Acquisitions

Chairman of the Board, Director, Chairman of the Audit Committee and a member of each of the Corporate Governance & Nominating Committee and the Compensation Committee. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway Capital Ltd., a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He currently holds directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

Current Principal Occupation: Independent businessman; Chairman of Pathway Capital Ltd. (a Vancouver based private venture capital company).

Other Public Company Directorships:	Other Public Company Committee Memberships:
Bear Creek Mining Corporation Northern Dynasty Minerals Ltd.	Audit Committee Compensation Committee -
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	652,770 47,000
Total “at-risk” market value as of the date of this Circular:	C$3,456,864

ANDREW T. SWARTHOUT Age: 64 Arizona, USA Director since: March 23, 2009 Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions Executive Management Finance and Capital Markets

Director, member of each of the Audit Committee and the Corporate Governance & Nominating Committee. Mr. Swarthout has been the Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003. He was also its President until February 2011 and then again from August 2013 to present. Mr. Swarthout was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and he was a Director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout served as a member of the National Mining Society of Peru’s Committee for the Promotion of Private Investment, where he initiated favourable environmental and taxation policies to promote foreign mining investment in Peru. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Current Principal Occupation: President, Chief Executive Officer and Director of Bear Creek Mining Corporation.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Bear Creek Mining Corporation	-
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	24,100 47,000
Total “at-risk” market value as of the date of this Circular:	C$351,234

JOHN P.A. BUDRESKI Age: 57 British Columbia, Canada Director since: June 11, 2009 Independent Areas of Expertise: Mining and Exploration Banking and Finance Mergers and Acquisitions

Director, member of each of the Audit Committee and the Corporate Governance & Nominating Committee and Chair of the Compensation Committee. Mr. Budreski has been the President and Chief Executive Officer of Morien Resources Corp. since November 2012 and Executive Chairman of EnWave Corporation since June 2014. He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

Current Principal Occupation: President and Chief Executive Officer of Morien Resources Corp; Executive Chairman of EnWave Corporation.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Morien Resources Corp. Alaris Royalty Corp. EnWave Corporation Colossus Minerals Inc.	- Governance & Compensation Committee - Audit Committee
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	NIL 47,000
Total “at-risk” market value as of the date of this Circular:	C$232,180

MARY L. LITTLE Age: 62 Colorado, United States Director since: June 25, 2014 Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions

Director, Chair of the Corporate Governance & Nominating Committee and a member of the Compensation Committee. Ms. Little has been an independent geological consultant since 2014. Formerly, she was a director, Chief Executive Officer, President and founder (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. Ms. Little became a director of Pure Energy Minerals Limited in March 2015 and a director of Tinka Resources Limited in March 2016. Her industry experience includes 15 years in Latin America with major mining companies Newmont Chile, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments. Ms. Little has also served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado.

Current Principal Occupation: Independent geological consultant.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Pure Energy Minerals Limited Tinka Resources Limited	Audit Committee Audit Committee
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	NIL 47,000
Total “at-risk” market value as of the date of this Circular:	C$232,180

(1)	For details concerning Stock Options held by each of the above persons and the year-end “at risk” value of their Stock Options, kindly refer to the specific disclosure contained within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed Director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, CEO or CFO of any company (including the Company) that:

(i)	was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company; or

(b)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director;

other than John P.A. Budreski, who was a Director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010. EarthFirst was engaged in development of wind power and related generation facilities. EarthFirst obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and EarthFirst has been amalgamated with another company and no longer exists as a separate entity. In addition, Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect.

Interlocking Directorships/Committee Appointments

Some of the Directors serve together on other public company Boards and committees, as follows:

Director	Other Public Company Boards	Other Public Company Board Committees
Nolan Watson David E. De Witt Andrew T. Swarthout	Bear Creek Mining Corporation	Audit Committee Audit Committee -

Meeting Attendance

The table below presents the Director attendance at Board and committee meetings held during 2015. Directors attendance at the annual Shareholders’ meeting held each year is not mandatory, however, historically a majority of the Directors have attended the Company’s annual Shareholders’ meetings.

Meeting Attendance Chart

Director	Board		Audit Committee		Corporate Governance & Nominating Committee		Compensation Committee
	#	%	#	%	#	%	#	%
Nolan Watson	12/12	100%	-	-	-	-	-	-
David Awram (1)	11/12	92%	-	-	-	-	-	-
David E. De Witt	12/12	100%	5/5	100%	1/1	100%	1/1	100%
John P.A. Budreski	12/12	100%	5/5	100%	1/1	100%	1/1	100%
Andrew T. Swarthout	12/12	100%	5/5	100%	1/1	100%	-	-
Mary L. Little	12/12	100%	-	-	1/1	100%	1/1	100%

(1)	During 2015, Mr. Awram was absent from one Board meeting due to being outside of Canada at the time of such meeting conducting corporate development work for the Company.

Appointment of Auditors

Deloitte LLP, Independent Registered Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, are the auditors of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the appointment of Deloitte LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Approval of Unallocated Options under Stock Option

Plan and Approval of Amendments to Stock Option Plan

Information Regarding Required Approval for Unallocated Options

Pursuant to the policies of the TSX, all unallocated options, rights, or other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable must be approved by the listed issuer’s security holders every three years after the institution of the arrangement. In the case of the Stock Option Plan, it was last approved by Shareholders in May of 2013. An ordinary resolution will be placed before the Shareholders to approve the unallocated options (the “Unallocated Options Resolution”). This approval will be effective for three years from the date of the Meeting. If approval is not obtained at the Meeting, Stock Options which have not been allocated as of June 8, 2016 and Shares underlying Stock Options which are outstanding as at June 8, 2016 and are subsequently cancelled or terminated will not be available for the new grant of Stock Options. Previously allocated Stock Options will be unaffected by the approval or disapproval of the Unallocated Options Resolution.

As previously discussed in this Circular, the Company is requesting Shareholder approval at this Meeting to:

(a)	approve amendments to the Stock Option Plan, including a reduction in the number of Shares which may be issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, from a maximum rolling 10% limit to a maximum rolling 8.5% limit of the issued and outstanding Shares on the grant date (on a non-diluted basis); and

(b)	approve amendments to the Restricted Share Plan, including an increase in the number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan from a maximum of 2,800,000 to a maximum of 3,800,000 Shares, representing an increase of 1,000,000 Shares.

These requests, if both approved, will reduce the number of Shares available pursuant to the future grant of Stock Options under the Stock Option Plan from 4,137,497 to 1,068,535 (representing 0.8% of the Company’s current issued and outstanding, on a non-diluted basis).

Please see “Approval of Amendments to Restricted Share Plan” below for further details.

Shareholder Approval Being Sought for the Unallocated Options Resolution

The Board and management consider the approval of the Unallocated Options Resolution to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Unallocated Options Resolution.

The text of the ordinary resolution approving the Unallocated Options Resolution to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT:

1.	all unallocated stock options under the Stock Option Plan of the Company, as amended from time to time, are hereby approved and authorized and the Company is authorized to continue granting stock options under the Stock Option Plan until June 8, 2019, which is the date that is three years from the date upon which shareholder approval is being sought; and

2.	any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”

Information Regarding the Amendments to the Stock Option Plan

As discussed in this Circular under “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan”, the Corporate Governance & Nominating Committee and the full Board have recently reviewed the Stock Option Plan and the Board made certain housekeeping and other appropriate amendments to it in April 2016 (previously defined in this Circular as the “2016 Stock Option Amendments”), which are subject to Shareholder and final TSX approvals being obtained. The more substantive 2016 Stock Option Amendments are as follows:

(a)	the maximum number of Shares which may be issuable under the amended Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, has been reduced from a rolling 10% limit to a rolling 8.5% limit of the issued and outstanding Shares on the grant date (on a non-diluted basis) and corresponding changes have been made to the insider participation limits (see section 3.2);

(b)	the Change of Control definition has been updated (see section 2.6);

(c)	the vesting provisions have been amended to provide that Stock Options granted under the amended Stock Option Plan will vest over a three year period from the grant date (i.e. one-third will vest on each of the first, second and third anniversaries of the grant date) (see section 4.3);

(d)	the vesting provisions upon a Change of Control occurring have been amended from a single trigger provision to a double trigger provision (see section 4.7);

(e)	the Board is prohibited from making any amendment which reduces the exercise price of a Stock Option after the Stock Options have been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price (see section 3.1),

(f)	the Company is prohibited from engaging in a Stock Option buy-out program pursuant to which out-of-the-money Stock Options held by Optionees are purchased by the Company for cash (see section 3.1);

(g)	the Company is prohibited from providing financial assistance in the form of a loan or otherwise to Optionees for the exercise of their Stock Options (see section 3.1);

(h)	the maximum equity value which may be granted by the Company to each Non-Employee Director under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan (the “Non-Employee Director Participation Limits”); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board (see section 3.2);

(i)	clawback provisions have been added (see section 6.2);

(j)	stock ownership guidelines provisions have been added (see section 6.3); and

(k)	the amendment provisions contained within section 6.7 have been further restricted to include that the Board may not, without Shareholder approval, make any amendment which increases the Non-Employee Director Participation Limits set out in section 3.2 of the Plan;

Other than the 2016 Stock Option Amendments as detailed above, all of the other provisions of the Stock Option Plan shall remain substantially unchanged and in full force and effect. The Board has approved the 2016 Stock Option Amendments, subject to receipt of both Shareholder approval and final TSX acceptance.

A copy of the full text of the amended Stock Option Plan (previously defined in this Circular as the “2016 Stock Option Plan”) is attached to this Circular as Schedule “A”.

Shareholder Approval Being Sought for the 2016 Stock Option Amendments

The Board and management consider the approval of the 2016 Stock Option Amendments to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the 2016 Stock Option Amendments.

The text of the ordinary resolution approving these matters to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT, subject to receipt of regulatory approval:

1.	the amendments to the Company’s Stock Option Plan, including the amendment which reduces the number of common shares which may be issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, from a maximum rolling limit of 10% to a maximum rolling limit of 8.5% of the issued and outstanding common shares of the Company at the time of the grant, all as described in the Company’s Management Information Circular dated April 20, 2016, be and is hereby ratified and approved; and

2.	any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”

Approval of Amendments to Restricted Share Plan

Background Information

As discussed in this Circular under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS – Restricted Share Plan”, the Restricted Share Plan provides that the Board is permitted to make amendments to the Restricted Share Plan to increase the maximum number of Shares which may be issued under the Restricted Share Plan, provided that such increase is approved by the Company’s Shareholders and by the TSX.

The Board has deemed it advisable to amend the Restricted Share Plan by increasing the number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan from a maximum of 2,800,000 to a maximum of 3,800,000 Shares (the “RSR Plan Increase”), representing an increase of 1,000,000 Shares. The new maximum of 3,800,000 Shares will represent approximately 2.75% of the Company’s current issued and outstanding Shares. Management of the Company believes that this increase, relative to the Company’s issued and outstanding Shares, is within a competitive range for its industry and that, going forward, the award of Restricted Share Rights (rather than the grant of Stock Options) as long-term incentives under the Company’s compensation programs more firmly aligns the interests and performance of the recipients under the Restricted Share Plan with long-term Shareholder goals. In addition, the Board reviewed the Restricted Share Plan and made certain housekeeping and other appropriate amendments to it in April 2016 (previously defined in this Circular as the “2016 Restricted Share Plan Amendments”), which are subject to Shareholder and final TSX approvals being obtained.

The more substantive 2016 Restricted Share Plan Amendments are as follows:

(a)	updating of the Change of Control definition (see section 1.01);

(b)	updating the vesting provisions to provide that Restricted Share Rights granted under the Restricted Share Plan will vest over a three year period from the grant date (i.e. one-third per year, beginning on the first anniversary of the grant date, unless deferred in accordance with section 3.05 of the Restricted Share Plan) (see section 3.04);

(c)	updating the vesting provisions upon a Change of Control occurring from a single trigger provision to a double trigger provision (see section 3.11);

(d)	prohibiting the Company from providing financial assistance in the form of a loan or otherwise to Participants under the Restricted Share Plan for the purpose of settlement of equity awards under the Restricted Share Plan (see section 5.11);

(e)	setting the maximum equity value which may be granted by the Company to each Non-Employee Director under the Restricted Share Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, to not exceed $150,000 in any fiscal year, which may only be granted in lieu of their cash based annual retainers (the “Non-Employee Director Participation Limits”); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board (see section 2.06);

(f)	clawback provisions have been added (see section 5.09);

(g)	stock ownership guidelines provisions have been added (see section 5.10);

(h)	further restricting the amendment provisions contained within section 5.02 of the Restricted Share Plan, to include:

(i)	a provision which states that no amendment may be made to the Restricted Share Plan which increases the Non-Employee Director Participation Limit as set out in section 2.06 without Shareholder approval; and

(ii)	a provision which states that no amendment may be made to section 5.02 as to increase the ability of the Board to amend the Restricted Share Plan without Shareholder approval, without first obtaining Shareholder approval to that amendment.

Other than the RSR Plan Increase and the 2016 Restricted Share Plan Amendments as detailed above, all of the other provisions of the Restricted Share Plan shall remain substantially unchanged and in full force and effect. The Board has approved the RSR Plan Increase and the 2016 Restricted Share Plan Amendments, subject to receipt of both Shareholder approval and final TSX acceptance.

A copy of the full text of the amended Restricted Share Plan (previously defined in this Circular as the “2016 Restricted Share Plan”) is attached to this Circular as Schedule “B”.

Shareholder Approval Being Sought

The Board and management consider the approval of the 2016 Restricted Share Plan Amendments, including the RSR Plan Increase, to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the 2016 Restricted Share Plan Amendments, including the RSR Plan Increase.

The text of the ordinary resolution approving these matters to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT, subject to receipt of regulatory approval:

1.	the amendments to the Company’s Restricted Share Plan, including the amendment which increases the number of shares which may be reserved for issuance from treasury under the Restricted Share Plan from a maximum of 2,800,000 Shares to a maximum of 3,800,000 shares, all as described in the Company’s Management Information Circular dated April 20, 2016, be and are hereby ratified and approved; and

2.	any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”

Approval to Amend Articles to Increase Quorum for Shareholder Meetings

QUORUM INCREASE TO 25% FOR SHAREHOLDER MEETINGS

Background Information

Section 11.3 of the Company’s existing Articles (“Articles”) entitled “Quorum” currently states:

Section 11.3    Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present or represented by proxy.

The Board believes that an increase to the quorum requirements for Shareholder meetings is in the best interests of the Company as it reflects good corporate governance practice to mandate that a larger number of Shareholders be represented at Shareholder meetings. In order to reflect these best practices, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve a resolution to amend section 11.3 of the Articles to increase the quorum requirement for Shareholder meetings to two persons present or represented by proxy representing not less than 25% of the issued Shares. Accordingly, following Shareholder approval, section 11.3 of the Articles will read as follows:

Section 11.3    Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders of the Company shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued shares of the Company enjoying voting rights at such meeting.

(the “Articles Quorum Amendment”).

Shareholder Approval Being Sought

The Board and management consider the approval of the Articles Quorum Amendment to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Articles Quorum Amendment.

The text of the ordinary resolution approving the foregoing Articles Quorum Amendment, to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT, subject to receipt of regulatory approval:

1.	the alteration to the existing Articles (the “Articles”) of Sandstorm Gold Ltd. (the “Company”) to amend section 11.3 of the Articles to increase the quorum requirement for the Company’s shareholder meetings to two persons present or represented by proxy representing not less than 25% of the Company’s issued shares, all as fully described in the Company’s Management Information Circular dated April 20, 2016, be and is hereby authorized and approved; and

2.	any one Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

A copy of the existing version of the Articles is available under the Company’s profile on SEDAR at www.sedar.com (filing date March 3, 2009) and on the SEC website at www.sec.gov. A copy of the full text of the amended Articles will be both SEDAR and EDGAR filed following successful approval by the Shareholders.

Approval to Additional Housekeeping Amendments to Articles to Comply with Best Practices

ADDITIONAL AMENDMENTS TO THE EXISTING ARTICLES:

●        future alterations to share capital will be made by Shareholder resolution rather than by Director resolution;

●        removal of “Alternate Director” provisions; and

●        housekeeping changes to certain “Notices” provisions.

Amendment to “Alterations” Section of the Articles

Section 9 of the Company’s existing Articles entitled “ALTERATIONS” currently states:

9.             ALTERATIONS

9.1           Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)           by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a)          create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)          increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)          subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)          if the Company is authorized to issue shares of a class of shares with par value:

(i)            decrease the par value of those shares; or

(ii)           if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)          change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f)           alter the identifying name of any of its shares; and

(2)           by ordinary resolution otherwise alter its shares or authorized share structure;

and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

9.2          Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)          by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares if none of those shares have been issued; and

(2)          by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued,

and alter its Notice of Articles and Articles accordingly.

9.3           Change of Name

The Company may by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name and may, by directors' resolution or ordinary resolution, in each case as determined by the directors, adopt or change any translation of that name.

9.4           Other Alterations

The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:

(1)          by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2)          if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

In order to reflect current corporate governance best practices, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve a resolution to amend section 9 of the Articles concerning the making of revisions to the Company’s share capital (either authorized capital, or special rights and restrictions on Shares, whether issued or unissued), so that these revisions will become matters which are approved by Shareholders rather than the Company’s Directors, as the existing Articles permit in certain circumstances. Accordingly, following Shareholder approval, section 9 of the Articles will read as follows (black-lined below for your ease of reference):

9.             ALTERATIONS

9.1          Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)            ~~by directors' resolution or~~ by special ~~ordinary~~ resolution~~, in each case as determined by the directors~~:

(a)          create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)          increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)           subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)          if the Company is authorized to issue shares of a class of shares with par value:

(i)            decrease the par value of those shares; or

(ii)           if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)          change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f)           alter the identifying name of any of its shares; and

(2)           by special ~~ordinary~~ resolution otherwise alter its shares or authorized share structure;

and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

9.2        Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)          ~~by directors' resolution or~~ by special ~~ordinary~~ resolution, ~~in each case as determined by the directors,~~ create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares if none of those shares have been issued; and

(2)          by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued,

and alter its Notice of Articles and Articles accordingly.

9.3         Change of Name

The Company may ~~by directors' resolution or~~ by ordinary resolution, ~~in each case as determined by the directors,~~ authorize an alteration of its Notice of Articles in order to change its name and may, by directors' resolution or ordinary resolution, ~~in each case as determined by the directors,~~ adopt or change any translation of that name.

~~9.4         Other Alterations~~

~~The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:~~

~~(1)            by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and~~

~~(2)            if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.~~

(the “Articles Alterations Amendment”).

Amendment to “Alternate Directors” Section of the Articles

Section 15 of the Company’s existing Articles entitled “ALTERNATE DIRECTORS” currently states:

15.          ALTERNATE DIRECTORS

15.1        Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2         Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3         Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)          will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)          has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)          will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; and

(4)          has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4        Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5        Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6        Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7        Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)           his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)           the alternate director dies;

(3)           the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)           the alternate director ceases to be qualified to act as a director; or

(5)           his or her appointor revokes the appointment of the alternate director.

15.8        Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

In order to reflect current corporate governance best practices which do not favour the ability of the Directors to appoint alternate Directors who have not been elected or ratified by Shareholders, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve a resolution to amend section 15 of the Articles concerning “Alternate Directors” to remove the entire content of section 15 (the “Articles Alternate Directors Amendment”), but to retain section 15 of the Articles as a “Not Used” placeholder in order to avoid renumbering, amendment to cross references and so forth.

Amendment to “Notices” Section of the Articles

Sections 24.1 and 24.2 of the “NOTICES” section of the Company’s existing Articles currently state:

24.           Notices

24.1        Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)           mail addressed to the person at the applicable address for that person as follows:

(a)           for a record mailed to a shareholder, the shareholder's registered address;

(b)          for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class; or

(c)           in any other case, the mailing address of the intended recipient;

(2)           delivery at the applicable address for that person as follows, addressed to the person:

(a)           for a record delivered to a shareholder, the shareholder's registered address;

(b)          for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class; or

(c)           in any other case, the delivery address of the intended recipient;

(3)           sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)           sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; or

(5)           physical delivery to the intended recipient.

24.2        Deemed Receipt

A notice, statement, report or other record that is:

(1)          mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)          faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3)          e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the date it was e-mailed.

In order to update and modernize these provisions in the “Notices” section of the existing Articles, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve a resolution to amend sections 24.1 and 24.2 of the Articles concerning “Method of Giving Notice” and “Deemed Receipt”, respectively. With the evolution of technology and ongoing changes to the framework for the delivery of documents to Shareholders, the Board believes that it is appropriate to update these notice provisions to ensure that the Company can take advantage of future changes. Accordingly, following Shareholder approval, sections 24.1 and 24.2 of the Articles will read as follows (black-lined below for your ease of reference):

24.           Notices

24.1         Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report, ~~or other~~ record, communication, document or other information (for the purposes of this Article 24, a “record”) required or permitted by the Business Corporations Act or these Articles to be sent by or to any person may be sent, delivered, served, or any other word of similar import, by any one of the following methods:

(1)           mail addressed to the person at the applicable address for that person as follows:

(a)           for a record mailed to a shareholder, the shareholder's registered address (whether with the Company or its transfer agent);

(b)           for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class; or

(c)           in any other case, the mailing address of the intended recipient;

(2)           delivery at the applicable address for that person as follows, addressed to the person:

(a)           for a record delivered to a shareholder, the shareholder's registered address (whether with the Company or its transfer agent);

(b)           for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class; or

(c)           in any other case, the delivery address of the intended recipient;

(3)           sending the record by facsimile~~x~~ to the facsimile (fax) number provided by the intended recipient for the sending of that record or records of that class;

(4)           sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; ~~or~~

(5)           sending by any other form of representation of information or of concepts fixed in any medium for the sending of that electronic, optical or other similar means that can be read or received by a person by any means;

(6)           making the record available for public electronic access in accordance with the procedures referred to as “notice-and-access” under National Instrument 54-101 and National Instrument 51-102, as applicable, of the Canadian Securities Administrators, or in accordance with any similar electronic delivery or access method permitted by applicable securities legislation from time to time; or

(~~5~~7)           physical delivery to the intended recipient.

24.2         Deemed Receipt

A notice, statement, report or other record that is:

(1)           mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the fifth day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)           faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; ~~and~~

(3)           e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the date it was e-mailed;

(4)           delivered to a person, is deemed to be received by the person to whom it was delivered on the date of personal delivery to that person;

(5)           in the case of any other form of electronic, optical or other similar means of delivery, is deemed to be received by the person as of the date such record was sent by such means; and

(6)           made available for public electronic access in accordance with the “notice-and-access” or other delivery procedures referred to in Article 24.1, is deemed to be received by the person on the date that such record was made available for public electronic access.

(the “Articles Notices Amendment”).

Shareholder Approval Being Sought

The Board and management consider the collective approval of the (a) Articles Alterations Amendment, (b) the Articles Alternate Directors Amendment; and (c) the Articles Notices Amendment, (collectively the “Articles Housekeeping Amendments”) to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Articles Housekeeping Amendments.

The text of the ordinary resolution approving the foregoing Articles Housekeeping Amendments, to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT:

1.	the alterations to the existing Articles (the “Articles”) of Sandstorm Gold Ltd. (the “Company”) to amend (a) section 9 entitled “Alterations”, (b) section 15 entitled “Alternate Directors”; and (c) sections 24.1 and 24.2 of the section entitled “Notices”, all as fully as described in the Company’s Management Information Circular dated April 20, 2016, be and are hereby authorized and approved; and

2.	any one Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Other than the aforementioned Articles Quorum Amendment and the Articles Housekeeping Amendments, all other provisions of the Articles shall remain unchanged and in full force and effect.

As previously mentioned in this Circular, a copy of the existing version of the Articles is available under the Company’s profile on SEDAR at www.sedar.com (filing date March 3, 2009) and on the SEC website at www.sec.gov. A copy of the full text of the amended Articles will be both SEDAR and EDGAR filed following successful approval by the Shareholders.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Contacting the Board

In addition, the Company values Shareholder, employee and other interested party opinions, concerns and feedback. The Company invites you to communicate directly with the Board through the Chairman of the Board by phoning 604-689-0234 or toll free in North America at 1-866-584-0234, e-mailing the Board at info@sandstormLTD.com or by writing to:

Sandstorm Gold Ltd.

Suite 1400

400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chairman of the Board of Directors

Feedback regarding the executive compensation program of the Company may be directed to the Chair of the Compensation Committee by e-mail at info@sandstormLTD.com, or by writing to:

Sandstorm Gold Ltd.

Suite 1400

400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chair of the Compensation Committee

Feedback regarding the governance practices of the Company may be directed to the Chair of the Corporate Governance & Nominating Committee by e-mail at info@sandstormLTD.com, or by writing to:

Sandstorm Gold Ltd.

Suite 1400

400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chair of the Corporate Governance & Nominating Committee

Additional Information

Additional information relating to the Company can be found at the Company’s website at www.sandstormltd.com and on SEDAR at www.sedar.com and the SEC website at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and related MD&A for its most recently completed financial year ended December 31, 2015 which are filed on SEDAR and the SEC website. Shareholders may contact the Company by phone at 604-689-0234 or toll free in North America at 1-866-584-0234, Extension # 254 or by e-mail at info@sandstormLTD.com to request copies of these documents.

DIRECTOR’S APPROVAL

The contents of this Circular and the sending thereof to Shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Nolan Watson

Chief Executive Officer

April 20, 2016

Vancouver, British Columbia

SCHEDULE “A”

AMENDED AND RESTATED

STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively "Eligible Persons"), to be known as the "Sandstorm Gold Ltd. Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to five (5) years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Price prevailing on the date the option is granted and as approved by the Board.

2.	DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1	“Affiliate” means an “Affiliate” as defined in TSX Policies.

2.2	"Associate" means an "Associate" as defined in the TSX Policies.

2.3	“Blackout Period” means a period during which designated employees of the Company cannot trade Shares pursuant to the Company’s policy respecting restrictions on employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company, or in respect of an Insider, that Insider, is subject).

2.4	"Board" means the Board of Directors of the Company.

2.5	“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Vancouver, in the Province of British Columbia, for the transaction of banking business.

2.6	"Change of Control" means the occurrence of any one or more of the following events:

(a)	a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor;

(i)	the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company’s assets;

(ii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iii)	a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or

(iv)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors);

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

2.4	"Company" means Sandstorm Gold Ltd. and its successors.

2.5	"Consultant" has the meaning set out in Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”).

2.6	"Consultant Company" means, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner.

2.7	"Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)	being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)	acting as a director or officer of the Company or its subsidiaries.

2.8	"Distribution" means a "Distribution" as defined in the Securities Act.

2.9	"Eligible Persons" has the meaning given to that term in paragraph 1 hereof.

2.10	"Employee" means an employee, including officers, whether Directors or not, and including both full-time and part-time employees, of the Company or any designated Affiliate.

2.11	"Exchanges" means the Toronto Stock Exchange, the NYSE MKT and, if applicable, any other stock exchange or quotation system on which the Shares are listed or quoted from time to time.

2.12	"Expiry Date" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.13	"Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

2.14	“Holding Entity” has the meaning set out in Section 2.22 of NI 45-106.

2.15	"Insider" means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company.

2.16	"Investor Relations Activities" has the meaning set out in Section 2.22 of NI 45-106.

2.17	"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act.

2.18	"Management Company Employee" means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities.

2.19	"Market Price" of Shares at any Grant Date means the last closing price per Share on the Toronto Stock Exchange on the Grant Date, or if the Shares are not listed on any stock exchange, “Market Price” of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.20	"Option" means an option to purchase Shares granted pursuant to, or governed by, this Plan and any pre-existing stock option plan of the Company.

2.21	"Option Agreement" means an agreement, substantially in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option.

2.22	"Optionee" means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

2.23	"Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.24	"Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.25	“Permitted Assign” means, for an Eligible Person: (i) a Holding Entity of such Eligible Person; or (ii) a RRSP, RRIF or TFSA of such Eligible Person;

2.26	"Plan" means this Sandstorm Gold Ltd. Amended and Restated Stock Option Plan, as it may be amended from time to time.

2.27	“RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

2.28	“RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

2.29	"Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.30	"Securities Act" means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

2.31	“TFSA” means a tax-free savings account as described in the Income Tax Act (Canada);

2.32	“Trading Day” means any day on which the TSX is open for trading.

2.33	“TSX” means the Toronto Stock Exchange.

2.34	"TSX Policies" means the rules and policies included in the TSX Company Manual and “TSX Policy” means any one of them.

2.35	"Unissued Option Shares" means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.36	"Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.	GRANT OF OPTIONS

3.1	Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five (5) years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee except in accordance with the terms of section 6.11 herein.

The Board may not make any amendment which reduces the Option Price of any Option after the Options have been granted or any cancellation or termination of an Option prior to its expiry for the purpose of re-issuing Options to the same Optionee with a reduced Option Price, except in the case of an adjustment pursuant to section 5.3 herein.

Furthermore, the Company is prohibited from:

(a)	engaging in an Option buyout program pursuant to which out-of-the-money Options held by Optionees are purchased by the Company for cash; and

(b)	providing financial assistance in the form of a loan or otherwise to Optionees for the exercise of their Options.

3.2	Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis).

The maximum aggregate number of Shares:

(a)	which may be reserved for issuance to any one Eligible Person under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis);

(b)	which may be issuable to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and

(c)	which may be issued to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Furthermore, the maximum equity value which may be granted by the Company to each non-Employee director (“Non-Employee Director”) under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed US$150,000 in any fiscal year, of which not more than US$100,000 may be in the form of Options granted under this Plan (the “Non-Employee Director Participation Limits”). The Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board.

3.3	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Stock Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.	EXERCISE OF OPTION

4.1	When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter. In the event that the Expiry Date of an Option falls during, or within five (5) trading days of, a trading Blackout Period imposed by the Company, the Expiry Date of such Option shall automatically be extended to a date which is ten (10) trading days following the end of such Blackout Period (the “Extension Period”); provided that if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the exercise of such Option within ten (10) trading days following the end of the last imposed Blackout Period.

4.2	Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3	Vesting of Option Shares

The Directors, subject to the policies of the Exchanges, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Subject to the other limits on Option grants set out in Section 3.2 hereof, all Options granted under the Plan shall Vest over a three (3) year period from the Grant Date (i.e. one-third shall vest on each of the first, second and third anniversaries of the Grant Date).

4.4	Termination of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a)	Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)	365 days after the date of death or Disability; and

(ii)	the Expiry Date;

(b)	Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee’s employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)	Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person.

For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become vested or exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5	Effect of a Take-Over Bid

If a bona fide offer ( an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon (subject to the approval of the Exchanges) all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 4.3 shall be reinstated. If any Option Shares are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than five (5) business days notice is required and more than 30 days notice is not required.

4.7	Effect of a Change of Control

In the event of a Change of Control and if, at the time of the Change of Control:

(a)	the Optionee is an Employee of the Company and, within 12 months of such Change of Control, the Company terminates the employment or services of said Optionee/Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Optionee/Employee and the Company) (the “Event of Termination”), then, on the date of such Event of Termination, all of the Optionee’s Options will immediately fully vest, if not already vested;

(b)	the Optionee is not an Employee of the Company, then all of the Optionee’s Options will immediately fully vest on the date of the Change of Control, if not already vested.

In either of the foregoing events, as the case may be, all Options so vested may be exercised in whole or in part by the Optionee from such applicable date until their respective Expiry Dates, subject to the terms of any employment agreement or other contractual arrangement in place between the Optionee and the Company.

If an Optionee elects to exercise his/her Options following a Change of Control, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Shares to which he/she was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such Optionee could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had he/she been the registered holder of the number of Shares to which he/she was entitled to purchase upon exercise of such Options.

4.8	Exclusion From Severance Allowance, Retirement

Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9	Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)	the Option Price will be adjusted to a price per Share which is the product of:

(i)	the Option Price in effect immediately before that effective date or record date; and

(ii)	a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)	the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2	Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)	shares of the Company, other than the Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d)	rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3	Corporate Organization

Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b)	a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5	Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6.	MISCELLANEOUS

6.1	Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2	Presence of Clawback Policy

The Company has a Clawback Policy (the “Clawback Policy”) in place which applies in the event of a material restatement (“Restatement”) of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation, including Options granted under this Plan, which are granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy) paid to an Executive Officer (as defined in the Clawback Policy, which includes the Chief Executive Officer) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details.

6.3	Presence of Stock Ownership Guidelines Policy

The Company has a Stock Ownership Guidelines Policy (the “Stock Ownership Policy”) in place which applies to specific executive officers of the Company (including the Chief Executive Officer) and to Non-Employee Directors of the Company (collectively referred to in the Stock Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Stock Ownership Policy, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Options or the vesting of any restricted share rights granted to the Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for Options and to satisfy any tax obligations arising in connection with the exercise of Options or the vesting of restricted share rights, as the case may be. Kindly refer to the full text of the Stock Ownership Policy for complete details.

6.4	Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.5	Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.6	Withholding Taxes

The exercise of each Option granted under the Plan is subject to the condition that if at any time the Company determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Company. In such circumstances, the Company may require that the Optionee pay to the Company, in addition to and in the same manner as the exercise price for the Shares, such amount as the Company is obliged to remit to the relevant tax authority in respect of the exercise of the Option. Alternatively, the Company shall have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Shares acquired upon exercise of any Option, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to an Optionee by the Company, whether or not such amounts are payable under the Plan.

6.7	Amendments to the Plan

(a)	The Directors may at any time and from time to time, and without shareholder approval amend any provision of the Plan, or any Options granted hereunder, or terminate the Plan, subject to any applicable regulatory or Exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	to sections 4.1 and 4.2 relating to the exercise of Options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions set out in section 2;

(iv)	to the change of control provisions provided for in the Plan. For greater certainty, any change made to the change of control provisions shall not allow Optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the Optionees would be entitled to receive for their Shares upon a Change of Control;

(v)	to section 6.5 relating to the administration of the Plan;

(vi)	to the vesting provisions of any outstanding Options as contemplated by the Plan; and

(vii)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Optionee may from time to time be resident or a citizen.

(b)	Notwithstanding section 6.7(a) above, the Board shall not be permitted to:

(i)	amend section 3.2 in order to increase the maximum number of Shares which may be issued under the Plan or in order to increase the Insider participation limited;

(ii)	make any amendment which reduces the exercise price of any Option after the Options have been granted or any cancellation or termination of an Option prior to its expiry for the purpose of re-issuing Options to the same Optionee with a reduced exercise price, except in the case of an adjustment pursuant to section 5.3 herein;

(iii)	make any amendment which increases the Non-Employee Director Participation Limits set out in section 3.2 of the Plan;

(iv)	make any amendment which extends the expiry date of any Option beyond the original expiry date, except in the case of an extension due to a Blackout Period;

(v)	make any amendment which would permit an Option granted under the Plan to be transferable or assignable by any Optionee other than as currently permitted under the Plan;

(vi)	make any amendment to this section 6.7 of the Plan so as to increase the ability of the Board to amend the Plan without shareholder approval;

in each case without having first obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the Insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of the Shares, excluding Shares voted by Insiders who are Eligible Persons.

(c)	Any amendment or termination shall not materially and adversely alter the terms of conditions of any Option or materially or adversely impair any right of any Optionee under any Option granted prior to the date of any such amendment or termination without the consent of such Optionee.

(d)	If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules adopted by the Board and in force at such time, will continue in effect so long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect.

6.8	Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.9	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.10	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.11	No Assignment or Transfer

Options shall be non-assignable and non-transferable by the Optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Optionee during the lifetime of the Optionee and only by the Optionee’s legal representative after the death of the Optionee. Provided however, that Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of the Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign. An improper transfer of any Option will not create any rights in the purported transferee, will cause the immediate termination of the Options and the Company will not issue any Shares upon the attempted exercise of improperly transferred Options.

6.12	Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.13	Previously Granted Options

Stock options which are outstanding under pre-existing stock option plan(s) of the Company as of the effective date of this Plan shall continue to be exercisable and shall be deemed to be governed by and be subject to the terms and conditions of this Plan except to the extent that the terms of this Plan are more restrictive than the terms of such pre-existing plan(s) under which such stock option were originally granted, in which case the applicable pre-existing plan(s) shall govern.

6.14	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.15	Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the province of British Columbia.

6.16	Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.17	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Amendments to this Plan were last approved by the Board of Directors on March 30, 2016.

Amendments to this Plan were last approved by the Shareholders on [June 8, 2016].

SCHEDULE "A"

SANDSTORM GOLD LTD.

STOCK OPTION PLAN - OPTION AGREEMENT

This Option Agreement is entered into between SANDSTORM GOLD LTD. (the "Company") and the OPTIONEE named below pursuant to the Company Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	on ●, 20● (the "Grant Date");

2.	● (the "Optionee");

3.	was granted the option (the "Option") to purchase ● common shares (the "Option Shares") of the Company;

4.	for the price (the "Option Price") of C$● per share;

5.	which rights to purchase the Option Shares under the Option may be exercised and will vest as follows:

(a)	● (●) of the total number of share options granted will vest ●(●) MONTHS after the Grant Date, being ●;

(b)	a further (●) of the total number of share options granted will vest ●(●) MONTHS after the Grant Date, being ●; and

(c)	a further ●(●) of the total number of share options granted will vest ●(●) MONTHS after the Grant Date, being ●; and

6.	the Option will terminate on ●(the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, Option Shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

Where the Optionee is resident in or otherwise subject to the securities laws of the United States, the Optionee acknowledges that any Option Shares received by him/her upon exercise of the Option have not been registered under the United States Securities Act of 1933, as amended, or the Blue Sky laws of any state (collectively, the "Securities Acts"). The Optionee acknowledges and understands that the Company is under no obligation to register, under the Securities Acts, the Option Shares received by him/her or to assist him/her in complying with any exemption from such registration if he/she should at a later date wish to dispose of the Option Shares. The Optionee acknowledges that the Option Shares shall bear a legend restricting the transferability thereof, which legend may be substantially in the following or other required form:

"The shares represented by this certificate have not been registered or qualified under the United States Securities Act of 1933, as amended or state securities laws. The shares may not be offered for sale, sold, pledged or otherwise disposed of unless so registered or qualified, unless an exemption exists or unless such disposition is not subject to U.S. federal or state securities laws, and the Company may require that the availability of any exemption or the inapplicability of such securities laws be established by an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company."

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement – Personal Information

The undersigned hereby acknowledges and consents to:

(a)	the disclosure to the Toronto Stock Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b)	the collection, use and disclosure of such personal information by the Toronto Stock Exchange and all other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ● day of ●, 20●.

SANDSTORM GOLD LTD.
Signature
Per:
Print Name		Authorized Signatory

Address

SCHEDULE “B”

RESTRICTED SHARE PLAN

APRIL 4, 2011 (as amended MARCH 26, 2013 and MARCH 30, 2016)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.01	Definitions

For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;

B.	“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

C.	“Board” means the Board of Directors of the Corporation;

D.	“Change of Control” means the occurrence of any one or more of the following events:

(i)	a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(ii)	the sale, exchange or other disposition to a person other than an affiliate of the Corporation of all, or substantially all of the Corporation’s assets;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)	a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or

(v)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

E.	“Committee” means the Directors or if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan which includes any compensation committee of the Board;

F.	“Corporation” means Sandstorm Gold Ltd., a corporation incorporated under the Act and includes any successor corporation thereof;

G.	“Deferred Payment Date” means the date for a Participant under the Plan after the Restricted Period and not later than the Participant’s Retirement Date which the Participant has elected to defer receipt of Restricted Shares;

H.	“Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

I.	“Directors” means the board of directors of the Corporation from time to time;

J.	“Eligible Contractor” means “Consultant” as that term is defined in the Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”);

K.	“Eligible Directors” means the Directors and the directors of any Designated Affiliate from time to time;

L.	“Eligible Employees” means employees, including officers, whether Eligible Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

M.	“Insider” means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation;

N.	“Investor Relations Activities” has the meaning set out in Section 2.22 of NI 45-106;

O.	“Management Company Employee” means an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities;

P.	“Participant” for the Plan means each Eligible Director, Eligible Contractor, Eligible Employee and Management Company Employees to whom Restricted Share Rights are granted;

Q.	“Plan” means the Corporation’s Restricted Share Plan, as same may be amended from time to time;

R.	“Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

S.	“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

T.	“Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee due to the Retirement of the Participant;

U.	“Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan;

V.	“Restricted Shares” means the Shares issuable in satisfaction of Restricted Share Rights;

W.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

X.	“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect or re-appoint the Eligible Director as a director of the Corporation or a Designated Affiliate; and (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate; for greater certainty, in each case, other than for death or disability of a Participant;

Y.	“TSX” means the Toronto Stock Exchange; and

Z.	“TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them.

1.02	Securities Definitions: In the Plan, the terms “affiliate” and “subsidiary” shall have the meanings given to such terms in the Securities Act (British Columbia).

1.03	Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.04	Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.05	References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.06	Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN

2.01	Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees, directors, management company employees and consultants of the Corporation and the Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees, consultants and directors of the Corporation and Designated Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants, management company employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

2.02	Administration of the Restricted Share Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

2.03	Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the Board.

2.04	Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant in the Plan;

(b)	the number of Restricted Share Rights granted to each Participant under the Plan; and

(c)	the number of Restricted Shares issued to each Participant under the Plan.

2.05	Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

2.06	Maximum Number of Shares: The aggregate maximum number of Shares reserved for issuance from treasury under the Plan, subject to adjustment pursuant to Section 5.07, shall not exceed 3,800,000 Shares.

The aggregate maximum number of Shares reserved for issuance under the Plan shall be reduced by that number of Restricted Share Rights (as defined below) which are issued in accordance with the provisions of the Plan. Any Shares subject to a Restricted Share Right which have been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

The maximum aggregate number of Shares:

(a)	which may be reserved for issuance to any one Participant under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis);

(b)	which may be issuable to Insiders under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and

(c)	which may be issued to Insiders under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Furthermore, the maximum equity value which may be granted by the Corporation to each Eligible Director who is not also an Eligible Employee (a “Non-Employee Director”) under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed US$150,000 in any fiscal year and may only be granted in lieu of their cash based annual retainers (the “Non-Employee Director Participation Limit”). The Non-Employee Director Participation Limit does not apply where the Corporation is making an initial grant to a new Non-Employee Director upon that person joining the Board.

ARTICLE 3
RESTRICTED SHARE PLAN

3.01	Restricted Share Plan: The Plan is hereby established for the Participants.

3.02	Participants: Subject to Section 2.06 the Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights (“Restricted Share Rights”) to acquire any number of fully paid and non-assessable Shares as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. At the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, and without payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the Corporation shall issue to the Participant holding the Restricted Share Right one (1) Share for each Restricted Share Right held by the Participant for which the Restricted Period has expired.

3.03	Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right Grant Letter to the Participant from the Corporation. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Restricted Share Right Grant Letter or any other communications, the Plan shall prevail.

3.04	Restricted Period: Upon the grant of Restricted Share Rights to a Participant, the Committee shall determine the Restricted Periods applicable to such Restricted Share Rights. For greater certainty, all Restricted Share Rights granted hereunder to a Participant shall vest over a three (3) year period from the grant date (i.e. one-third per year beginning on the first anniversary of the grant date), unless deferred in accordance with Section 3.05 of the Plan.

3.05	Deferred Payment Date: Participants may elect to defer the receipt of all or any part of their entitlement to Restricted Shares until a Deferred Payment Date.

3.06	Prior Notice of Deferred Payment Date: Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

3.07	Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

3.08	Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period and, if applicable, prior to the Deferred Payment Date, the Corporation shall issue forthwith the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

3.09	Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared on Shares that would be payable on Restricted Shares issuable in accordance with the Restricted Share Rights for which the Restricted Period has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares. The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares.

3.10	Death or Disability of Participant: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately issuable by the Corporation.

3.11	Change of Control: In the event of a Change of Control and if, at the time of the Change of Control:

(a)	the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Corporation) (the “Event of Termination”), then, on the date of such Event of Termination, all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s);

(b)	the Participant is not an Eligible Employee of the Corporation, then all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s).

3.12	Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation or by a written resolution of all of the shareholders of the Corporation in accordance with the Act and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation.

3.13	Term of the Restricted Share Plan: The Plan herein shall become effective on the date on which it is approved by the shareholders. The Plan shall remain in effect until it is terminated by the Board.

ARTICLE 4
WITHHOLDING TAXES

4.01	Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Restricted Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

ARTICLE 5
GENERAL

5.01	Effective Time of Restricted Share Plan: The Plan shall become effective upon a date to be determined by the Board.

5.02	Amendment of Restricted Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan without shareholder approval, provided that any amendment, modification or change to the provisions of the Plan which would:

(a)	materially increase the benefits under the Plan;

(b)	increase the number of Shares, other than by virtue of Sections 5.07 and 5.08 of the Plan, which may be issued pursuant to the Plan;

(c)	make any amendment which increases the Non-Employee Director Participation Limit as set out in Section 2.06;

(d)	materially modify the requirements as to eligibility for participation in the Plan; or

(e)	make any amendment to this Section 5.02 so as to increase the ability of the Board to amend the Plan without shareholder approval;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any Restricted Share Right granted under the Plan.

5.03	Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

5.04	Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period or Deferred Payment Date, as applicable. Subject to Section 3.09, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period or Deferred Payment Date, as applicable.

5.05	No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

5.06	Automatic Extension of Restricted Period or Deferred Payment Date during Black Outs: In the event any Restricted Period expires or a Deferred Payment Date occurs during a self imposed black out period on trading securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such black out period has expired. Notwithstanding Section 3.07, if a Restricted Period is automatically extended pursuant to this Section 5.06, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Restricted Share Rights so extended held by the Participant shall not be terminated in accordance with Section 3.07 and shall continue to be in effect.

5.07	Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Shares available under the Plan; and

(b)	the number of Shares subject to any Restricted Share Rights.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

5.08	Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within ten () days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that:

(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement restricted share rights have substantially the same economic value as the Restricted Share Rights being surrendered; and

(c)	the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax-deferred basis under the Income Tax Act (Canada).

5.09	Presence of Clawback Policy: The Corporation has a Clawback Policy (the “Clawback Policy”) in place which applies in the event of a material restatement (“Restatement”) of the Corporation’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation, including Restricted Share Rights granted under this Plan, which are granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy) paid to an Executive Officer (as defined in the Clawback Policy, which includes the Chief Executive Officer) during any of the three fiscal completed years immediately preceding the date the Corporation is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details.

5.10	Presence of Stock Ownership Guidelines Policy: The Corporation has a Stock Ownership Guidelines Policy (the “Stock Ownership Policy”) in place which applies to specific executive officers of the Corporation (including the Chief Executive Officer) and to Non-Employee Directors of the Corporation (collectively referred to in the Stock Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Stock Ownership Policy, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of stock options or the vesting of any Restricted Share Rights granted to the Participant by the Corporation. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of stock options or the vesting of Restricted Share Rights, as the case may be. Kindly refer to the full text of the Stock Ownership Policy for complete details.

5.11	Financial Assistance Prohibited: The Corporation is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under this Plan for the purpose of settlement of equity awards under this Plan.

5.12	No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

5.13	Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

5.14	Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.